As filed with the Securities and Exchange Commission on December 24, 2008
Registration No. 333-156146

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1 to

Form F-7

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TimberWest Forest Corp.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2400	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 2300, 1055 West Georgia St., Vancouver, British Columbia, Canada, V6E 3P3 (604) 654-4600
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of agent for service in the United States)

Copies to:

Riccardo Leofanti, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750, P.O. Box 258 Toronto, Ontario, Canada M5K 1J5 (416) 777-4700	Richard J. Balfour, Esq. McCarthy Tétrault LLP Suite 1300, Pacific Centre, 777 Dunsmuir Street Vancouver, British Columbia, Canada V7Y 1K2 (604) 643-7100

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box:  ☐

PART I

INFORMATION REQUIRED TO BE SENT TO UNITHOLDERS

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference into this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of TimberWest Forest Corp. at 2300 — 1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3, telephone (604) 654-4600 and are available electronically at www.sedar.com.

Short Form Prospectus

Rights Offering	December 23, 2008

TIMBERWEST FOREST CORP.

Cdn$50,000,000

Offering of Rights to Subscribe for
9% Extendible Convertible Debentures

This prospectus covers the issuance (the “Offering”) by TimberWest Forest Corp. (“TimberWest” or the “Company”) to the holders of its outstanding stapled units (the “Stapled Units”) of record (the “Unitholders”) on January 7, 2009 (the “Record Date”) of one right (a “Right”) for each Stapled Unit held. For every 155.53088 Rights held, a holder of Rights is entitled to subscribe for Cdn$100 principal amount of 9% extendible convertible debentures (the “Debentures”) prior to 4:30 p.m. (Vancouver time) (the “Expiry Time”) on February 9, 2009 (the “Expiry Date”). TimberWest currently has 77,765,440 outstanding Stapled Units, which means that Unitholders are entitled to purchase Debentures having an aggregate principal amount of Cdn$50,000,000. The Rights are fully divisible and fully transferable into and within Canada, and will be represented by rights certificates (the “Rights Certificates”). Rights not exercised prior to the Expiry Time on the Expiry Date will be void and of no further value. Unitholders who exercise their Rights in full will have the right (the “Additional Subscription Privilege”) to subscribe for any Debentures (the “Additional Debentures”) which are not otherwise subscribed for prior to the Expiry Time on the Expiry Date, on a pro rata basis. See “Details of the Offering — Additional Subscription Privilege”.

Debentures

The Debentures bear interest at an annual rate of 9% payable quarterly in arrears. Interest accrued to January 1, April 1, July 1 and October 1 of each year (each, an “Interest Calculation Date”) will be paid on the 15th day of the month next following each Interest Calculation Date to the registered holders of the Debentures on such Interest Calculation Date. The maturity date of the Debentures will initially be February 27, 2009 (the “Initial Maturity Date”). If the Credit Amendments (as defined herein) are not effective on or prior to 4:30 p.m. (Vancouver time) on the Initial Maturity Date, the maturity date of the Debentures will remain the Initial Maturity Date. If the Credit Amendments are effective on or prior to 4:30 p.m. (Vancouver time) on the Initial Maturity Date, the maturity date of the Debentures will automatically be extended from the Initial Maturity Date to February 11, 2014 (the “Final Maturity Date”). See “Recent Developments — Credit Amendments” and “Description of Debentures — Maturity”.

The gross proceeds of the Offering will be held by the Subscription Agent (as defined below) in trust for the holders of the Debentures until the earlier of the Initial Maturity Date and the date on which the Credit Amendments become effective. If the Credit Amendments are not effective on or prior to 4:30 p.m. (Vancouver time) on the Initial Maturity Date, the proceeds of the Offering will be applied to repayment of the Debentures on the Initial Maturity Date. If the Credit Amendments are effective on or prior to 4:30 p.m. (Vancouver time) on the Initial Maturity Date, the proceeds of the Offering, together with the proceeds of the issuance and sale of the Private Debentures pursuant to the Concurrent Private Placement described below, will be used by TimberWest to reduce indebtedness under its bank credit facilities and for general corporate purposes.

The earnings coverage ratio with respect to the Debentures is less than one-to-one. See “Earnings Coverage Ratio”.

Debenture Conversion Privilege

If the maturity date of the Debentures is extended from the Initial Maturity Date to the Final Maturity Date, the principal amount outstanding under each Debenture, plus all accrued and unpaid interest thereon up to but excluding the date of conversion, will be convertible into Stapled Units, at the option of the holder, at any time after the Initial Maturity Date and prior to 4:00 p.m. (Vancouver time) on the Final Maturity Date or, if the Debentures are called for redemption, on the business day immediately preceding the date specified by TimberWest for the redemption of the Debentures. The conversion price of the Debentures (the “Conversion Price”) will be Cdn$3.50 per Stapled Unit, subject to adjustment in certain events. Further particulars concerning the conversion privilege, including provisions for the adjustment of the conversion price, are set out under “Description of Debentures — Conversion Privilege”.

Price: Cdn$100 per Debenture

			Net Proceeds to
	Subscription Price	Fees(1)(2)	the Company(3)

Per Convertible Debenture	Cdn$100	$7.75	Cdn$92.25
Total	Cdn$50,000,000	$3,875,000	Cdn$46,125,000

(1)	The Company has engaged Genuity Capital Markets to act as lead dealer manager and BMO Nesbitt Burns Inc. and Raymond James Ltd. to act as co-dealer managers (collectively, the “Dealer Managers” and each a “Dealer Manager”) to organize and participate in the solicitation in Canada of the exercise of Rights. Affiliates of the Dealer Managers, including Genuity Capital Markets USA Corp., BMO Capital Markets Corp. and Raymond James (USA) Ltd., may solicit the exercise of Rights in the United States in New York, and may also solicit the exercise of Rights from certain institutional holders of Stapled Units in the states of California, Maryland and Utah to which such solicitations may be addressed without registration under the relevant state securities or Blue Sky laws. The Company has agreed to pay the Dealer Managers an aggregate fee (the “Dealer Manager Fee”) of Cdn$1,875,000 for acting as Dealer Managers. The Dealer Manager Fee is payable 50% upon closing of the Offering and 50% upon the effectiveness of the Credit Amendments.

(2)	Under the Investment Agreement (as defined herein), the Company has agreed to pay the bcIMC Investors (as defined below) a fee of Cdn$2,000,000 in consideration for their Standby Commitment.

(3)	Before deducting the expenses of the Offering, estimated to be approximately Cdn$850,000. These expenses will be paid by TimberWest.

In conjunction with the Offering, the Company has entered into an investment agreement with bcIMC (PPTW) Investment Corporation and bcIMC (WCBAF PPTW) Investment Corporation (together, the “bcIMC Investors”), two wholly-owned subsidiaries of British Columbia Investment Management Corporation, dated December 12, 2008 (the “Investment Agreement”) under which the bcIMC Investors have agreed, subject to certain terms and conditions, to purchase Cdn$100,000,000 principal amount of secured convertible debentures (the “Private Debentures”) (the “Firm Commitment”) as well as an additional principal amount of Private Debentures (the “Standby Debentures”) equal to the aggregate principal amount of the Debentures not otherwise purchased by Unitholders pursuant to the exercise of Rights (the “Standby Commitment” and, together with the Firm Commitment, the “Concurrent Private Placement”). See “Concurrent Private Placement”. Except as otherwise described herein, including in particular the security rights and additional rights provided to the bcIMC Investors pursuant to the Investors’ Rights Agreement (as defined herein), the terms and conditions of the Private Debentures are substantially identical to those of the Debentures. The bcIMC Investors will be paid a standby fee equal to Cdn$2,000,000, representing 4% of the maximum principal amount of Standby Debentures issuable to them pursuant to the Standby Commitment. See “Concurrent Private Placement”.

As part of the Concurrent Private Placement, the Company will enter into an investors’ rights agreement (the “Investors’ Rights Agreement”) under which the Company will grant certain rights and make certain covenants in favour of the bcIMC Investors in relation to their investment in the Private Debentures. See “Concurrent Private Placement — Investors’ Rights Agreement”.

Following the purchase by the bcIMC Investors of Private Debentures under the Firm Commitment, but without giving effect to the purchase by the bcIMC Investors of any Standby Debentures, the bcIMC Investors will own Private Debentures convertible into approximately 23.7% of the issued and outstanding Stapled Units on a partially diluted basis (assuming the conversion of all of the Debentures and all of the Private Debentures issued to the bcIMC Investors under the Firm Commitment). If the bcIMC Investors purchase the maximum number of Standby Debentures which they could be obligated to purchase under the Standby Commitment, the bcIMC Investors will own Private Debentures convertible into approximately 35.5% of the issued and outstanding Stapled Units on a partially diluted basis (assuming the conversion of all of the Private Debentures issued to the bcIMC Investors under the Firm Commitment and all of the Standby Debentures).

This prospectus qualifies for distribution under applicable Canadian securities laws the Rights and the Debentures issuable on the exercise of the Rights (together with the Stapled Units issuable on the conversion of the Debentures, collectively, the “Offered Securities”) in each of the provinces of Canada. This prospectus also covers the offer and sale of the Debentures within the United States under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The provinces of Canada and the United States are collectively referred to in this prospectus as “Eligible Jurisdictions”. In the states of California, Maryland and Utah, Rights may only be exercised by institutions to which solicitations may be addressed without registration under the relevant state securities or Blue Sky laws (“Eligible U.S. Institutions”). Unitholders in the states of California, Maryland and Utah that wish to determine if they are Eligible U.S. Institutions should contact the Company, Attention Beverlee F. Park, telephone (604) 654-4600. Unitholders at the close of business on the Record Date with an address of record in the states of California, Maryland or Utah that are not Eligible U.S. Institutions will not be permitted to exercise their Rights (“Ineligible U.S. Holders”) but may transfer the Rights outside the United States in accordance with Regulation S under the U.S. Securities Act.

None of the Offered Securities have been qualified under the securities laws of any jurisdiction outside the Eligible Jurisdictions (an “Ineligible Jurisdiction”) and, except under the circumstances described herein, the Rights may not be exercised by or on behalf of a holder of Rights resident in an Ineligible Jurisdiction (an “Ineligible Holder”). This prospectus is not, and under no circumstances is to be construed as, an offering of any of the Offered Securities for sale in any Ineligible Jurisdiction or to an Ineligible U.S. Holder, or a solicitation therein or thereto of an offer to buy any securities. Rights Certificates will not be sent to any Unitholder with an address of record in an Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Details of the Offering — Ineligible Holders”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States. Financial statements incorporated by reference in this prospectus have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition or disposition of the securities described in this prospectus may have tax consequences in Canada, the United States, or elsewhere. Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein. The Canadian tax consequences of the acquisition, holding or disposition of the Offered Securities, other than the Rights, to investors not resident in Canada may be significant and, in some circumstances, adverse. Prospective investors should consult their own tax advisors with respect to such tax considerations.

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is incorporated under the laws of Canada, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the Dealer Managers or experts named in the registration statement may be residents of Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

The Offered Securities have not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission and neither the SEC nor any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

There is currently no market through which the Rights or the Debentures may be sold, and purchasers of Debentures may not be able to resell Debentures acquired pursuant to the exercise of Rights or otherwise. There can be no assurance that an active trading market will develop for the Rights or the Debentures or, if developed, that such a market will be sustained. To the extent that an active trading market for the Rights or the Debentures does not develop, the pricing of the Rights or the Debentures in the secondary market, the transparency and availability of trading prices and the liquidity of the Rights of the Debentures may be adversely affected. See “Risk Factors”.

The currently outstanding Stapled Units are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “TWF.UN”. The TSX has conditionally approved the listing of the Rights distributed under this prospectus and the Stapled Units issuable upon the conversion of the Debentures. Listing of the Rights and such Stapled Units is subject to the Company fulfilling all of the listing requirements of the TSX. The Rights will be listed on the TSX under the symbol TWF.RT and will be posted for trading on the TSX until 12:00 noon (Toronto time) on the Expiry Date, at which time they will be halted from trading. The closing price for the Stapled Units on the TSX on December 12, 2008, the last day on which there was a trade reported in the Stapled Units prior to the date on which the conversion price of the Debentures was established by the Company, was Cdn$4.47 per Stapled Unit. The Debentures will not be listed on the TSX or any other stock exchange.

Valiant Trust Company (the “Subscription Agent”), at its principal offices in the City of Calgary and the City of Vancouver (the “Subscription Offices”), is the subscription agent for this Offering. See “Details of the Offering — Subscription Agent”.

For Stapled Units held in registered form, TimberWest will mail or cause to be mailed to each Unitholder a Rights Certificate evidencing the number of Rights issued to the holder thereof, together with a copy of this prospectus. In order to exercise the Rights represented by the Rights Certificate, a holder of Rights must complete and deliver Form 1 of the Rights Certificate to the Subscription Agent in the manner and upon the terms set out in this prospectus. See “Details of the Offering —Stapled Units Held in Registered Form”.

For Stapled Units held through a securities broker or dealer, bank or trust company or other participant (a “CDS Participant” or “DTC Participant”, as applicable) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust & Clearing Corporation (“DTC”), a holder of Rights may exercise the Rights issued in respect of such Stapled Units by (a) instructing the CDS Participant or DTC Participant holding such Rights to exercise all or a specified number of such Rights and (b) forwarding to such CDS Participant or DTC Participant the subscription price for each Debenture that such Unitholder wishes to subscribe for in accordance with the terms of this Offering. A holder of Rights may subscribe for Additional Debentures pursuant to the Additional Subscription Privilege by (a) instructing the CDS Participant or DTC Participant holding Rights on behalf of such holder to exercise the Additional Subscription Privilege in respect of the number of Additional Debentures such holder wishes to subscribe for and (b) forwarding to such CDS Participant or DTC Participant the subscription price for the Additional Debentures requested. Any excess funds will be returned to the CDS Participant or DTC Participant, as applicable, on behalf of such holder, without interest or deduction. Subscriptions for Debentures made through a CDS Participant or DTC Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Stapled Units once submitted. See “Details of the Offering — Stapled Units Held Through CDS or DTC”.

An investment in the Debentures and the Stapled Units underlying the Debentures is subject to a number of risks. See “Risk Factors” for a discussion of factors that should be considered by prospective investors and their advisors in assessing the appropriateness of an investment in Debentures or Stapled Units. If a Unitholder does not exercise in full, or sells or otherwise transfers, its Rights, then, assuming conversion of some or all of the Debentures, such Unitholder’s current percentage ownership in TimberWest will be diluted as a result of the Offering, in addition to the dilution resulting from any conversion of the Private Debentures issued pursuant to the Investment Agreement.

The Canadian chartered bank affiliate of BMO Nesbitt Burns Inc. is a lender to the Company under its existing credit facilities. Consequently, the Company may be considered a “connected issuer” of BMO Nesbitt Burns Inc. under applicable Canadian securities laws. See “Relationships Between TimberWest and the Dealer Managers”.

TABLE OF CONTENTS

GENERAL MATTERS	2
DOCUMENTS INCORPORATED BY REFERENCE	2
SPECIAL NOTICE REGARDING FORWARD LOOKING STATEMENTS	3
ELIGIBILITY FOR INVESTMENT	4
SUMMARY	5
THE COMPANY	10
RECENT DEVELOPMENTS	10
USE OF PROCEEDS	12
DETAILS OF THE OFFERING	13
DESCRIPTION OF DEBENTURES	18
EARNINGS COVERAGE RATIO	26
DESCRIPTION OF STAPLED UNITS	28
RISK FACTORS	36
PLAN OF DISTRIBUTION	38
RELATIONSHIPS BETWEEN TIMBERWEST AND THE DEALER MANAGERS	38
CONCURRENT PRIVATE PLACEMENT	39
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	42
LEGAL MATTERS	50
AUDITORS, TRANSFER AGENT AND REGISTRAR	50
PURCHASERS’ STATUTORY RIGHTS	51
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	51
AUDITORS’ CONSENT	52

GENERAL MATTERS

In this prospectus, “TimberWest”, the “Company”, “we”, “us” or “our” refer collectively to TimberWest Forest Corp. and its consolidated subsidiaries and affiliates, unless the context otherwise requires. All references in this prospectus to “Cdn$” are to Canadian dollars. The Company’s financial statements incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the Rights only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Offered Securities.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of TimberWest, as filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into and form an integral part of this prospectus:

(a)	the annual information form of the Company dated March 5, 2008 (the “AIF”);

(b)	the audited consolidated financial statements of the Company as at December 31, 2007 and 2006 and for each of the years in the two year period ended December 31, 2007, together with the notes thereto and the auditors’ report thereon;

(c)	the management’s discussion and analysis of the financial condition and results of operations for the Company for the financial year ended December 31, 2007;

(d)	the interim consolidated financial statements of the Company as at September 30, 2008 and for the three and nine month periods ended September 30, 2008 and 2007, together with the notes thereto;

(e)	the management’s discussion and analysis of the financial condition and results of operations for the Company for the three and nine month periods ended September 30, 2008 and 2007;

(f)	the information circular of the Company dated February 28, 2007 relating to the annual and special meeting of Unitholders held on April 27, 2007;

(g)	the information circular of the Company dated February 29, 2008 relating to the annual general meeting of Unitholders held on April 30, 2008;

(h)	the information circular of the Company dated November 21, 2008 relating to the special meeting of Unitholders held on December 19, 2008; and

(i)	the material change report of the Company dated December 15, 2008 relating to the Offering, the Concurrent Private Placement and the Credit Amendments.

Any document of the types referred to above (excluding confidential material change reports) as well as business acquisition reports filed by the Company with any securities regulatory authorities after the date of this prospectus and prior to the termination of this distribution, and any other document required to be incorporated by reference pursuant to Item 11.2 of Form 44-101F — Short Form Prospectus, will be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not, except as so modified or superseded, be deemed to constitute a part of this prospectus.

SPECIAL NOTICE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this prospectus, and in certain documents incorporated by reference in this prospectus, constitute “forward looking statements”. These statements relate to future events or future performance and reflect management’s expectations or beliefs regarding future events, and include, but are not limited to statements regarding: (i) business and economic conditions, (ii) the Company’s growth, results of operations, performance and business prospects and opportunities, (iii) the intended use of proceeds of the Offering, (iv) the process to be followed to complete the Offering, (v) the expected actions of third parties named in this prospectus, (vi) the effectiveness of the Credit Amendments and the Note Amendments, and (vii) the Concurrent Private Placement, Investment Agreement and the Investors’ Rights Agreement. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, and similar expressions are often used to identify forward looking statements.

By their very nature, forward looking statements involve inherent risks and uncertainties, both general and specific, and a number of factors could cause actual events or results to differ materially from the results discussed in the forward looking statements. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined herein under the heading “Risk Factors” which may cause actual results to differ materially from any forward looking statement. The risk factors include, but are not limited to, risks relating to: (i) general economic conditions, (ii) variations in TimberWest’s product prices and changes in commodity prices generally, (iii) changes in market conditions, (iv) actions of competitors, (v) interest rate and foreign currency fluctuations, (vi) regulatory, stumpage and trade policy changes and other actions by governmental authorities, (vii) the ability to implement business strategies and pursue business opportunities, (viii) labour relations, (ix) weather conditions, forest fires, insect infestation, disease and other natural phenomena, and other risks and uncertainties including those described under the heading “Risks and Uncertainties” in the Company’s most recent annual information form, which is incorporated by reference into this prospectus.

The forward looking statements contained herein reflect management’s current beliefs and are based upon certain assumptions that management believes to be reasonable based on the information currently available to management. Such assumptions include, but are not limited to, assumptions regarding: (i) general economic conditions, (ii) the expected actions of third parties, and (iii) the Company’s future growth prospects and business opportunities. Should one or more of the risks or uncertainties identified herein materialize, or should the assumptions underlying the forward looking statements prove to be incorrect, then actual results may vary materially from those described herein. Prospective purchasers are cautioned not to place undue reliance on forward looking statements. Except as required by applicable securities laws, we do not intend, and do not assume any obligation, to update the forward looking statements contained herein.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, tax counsel to the Company, provided the Rights and the Stapled Units are listed on a designated stock exchange as defined in the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) (which includes the TSX), the Rights, the Debentures and the Stapled Units issuable pursuant to the exercise of the Debentures would, if issued on the date hereof, be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and deferred profit sharing plans (other than a deferred profit sharing plans to which payments are made by the Company or an employer with which the Company does not deal at arm’s length) and for arrangements that are tax-free savings accounts, all within the meaning of the Tax Act, provided that, in the case of the Rights, the Company is not a connected person as defined in the Tax Act to the relevant plan or account.

SUMMARY

The following is a summary of the principal features of the Offering and should be read together with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this prospectus. Certain terms used in this summary and in the prospectus are defined elsewhere herein.

The Offering

Issuer:	TimberWest Forest Corp.

The Offering:	Rights to subscribe for an aggregate of up to Cdn$50,000,000 principal amount of Debentures. Each Unitholder of record at the close of business on the Record Date will receive one Right for each Stapled Unit held. Every 155.53088 Rights entitle the holder thereof to subscribe for Cdn$100 principal amount of Debentures.

Record Date:	January 7, 2009.

Expiry Date:	February 9, 2009.

Expiry Time:	4:30 p.m. (Vancouver time) on the Expiry Date. Rights not exercised at or before 4:30 p.m. (Vancouver time) on the Expiry Date will be void and have no value.

Subscription Price:	Cdn$100 per Debenture (the “Subscription Price”).

Net Proceeds:	Approximately Cdn$45,275,000, after deduction of the expenses of the Offering.

Use of Proceeds:	If the Credit Amendments are effective on or prior to 4:30 p.m. (Vancouver time) on the Initial Maturity Date, the proceeds of the Offering, together with the net proceeds of the Concurrent Private Placement, will be used by the Company to permanently repay Cdn$75,000,000 of indebtedness under its bank credit facilities, and the remainder of the proceeds from the Offering and Concurrent Private Placement will be used to reduce indebtedness under the Company’s revolving credit facilities. See “Use of Proceeds”.

Basic Subscription Privilege:	Every 155.53088 Rights entitle the holder thereof to subscribe for Cdn$100 principal amount of Debentures. No fractional Debentures will be issued. Each holder of a Rights Certificate which evidences a number of Rights not evenly divisible by 155.53088 will have the right (the “Step-Up Privilege”) to round up the principal amount of Debentures it is entitled to subscribe for to the next nearest multiple of $100. See “Details of the Offering — Basic Subscription Privilege”.

Additional Subscription Privilege:	Holders of Rights who exercise their Basic Subscription Privilege in full are entitled to subscribe for Additional Debentures not otherwise subscribed for under this Offering on a pro rata basis. See “Details of the Offering — Additional Subscription Privilege”.

Exercise of Rights:	For Stapled Units held in registered form, TimberWest will mail or cause to be mailed to each Unitholder a Rights Certificate evidencing the number of Rights issued to the holder thereof, together with a copy of this prospectus. In order to exercise the Rights represented by the Rights Certificate, a holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in the manner and upon the terms set out in this prospectus. See “Details of the Offering — Stapled Units Held in Registered Form”.

For Stapled Units held through a CDS Participant or DTC Participant in the book-based system administered by CDS or DTC, as applicable, a holder of Rights may exercise the Rights issued in respect of such Stapled Units by (a) instructing the CDS Participant or DTC Participant holding such Rights to exercise all or a specified number of such Rights and (b) forwarding to such CDS Participant or DTC Participant the subscription price for each Debenture that such Unitholder wishes to subscribe for in accordance with the terms of this Offering. A holder of Rights may subscribe for Additional Debentures pursuant to the Additional Subscription Privilege by (a) instructing the CDS Participant or DTC Participant holding Rights on behalf of such holder to exercise the Additional Subscription Privilege in respect of the number of Additional Debentures such holder wishes to subscribe for and (b) forwarding to such CDS Participant or DTC Participant the subscription price for the Additional Debentures requested. Subscriptions for Debentures made through a CDS Participant or DTC Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Stapled Units once submitted. See “Details of the Offering — Stapled Units Held Through CDS or DTC”.

Holders in Ineligible Jurisdictions:	Subscriptions under the Basic Subscription Privilege and the Additional Subscription Privilege will only be accepted from holders of Rights resident in an Eligible Jurisdiction (with the exception of Ineligible U.S. Holders), except that the Company may accept subscriptions from holders of Rights resident in Ineligible Jurisdictions if the Company determines that such offering to and subscription by such person is lawful and in compliance with all securities and other laws applicable in the Ineligible Jurisdiction where such person is resident (each an “Approved Eligible Holder”). Rights Certificates will not be mailed to Ineligible Holders. Unitholders who have not received Rights Certificates but are resident in an Eligible Jurisdiction or wish to be recognized as Approved Eligible Holders should contact the Subscription Agent at the earliest possible time. Rights of Ineligible Holders will be held by the Subscription Agent until 4:30 p.m. (Vancouver time) on January 30, 2009 in order to provide beneficial holders outside the Eligible Jurisdictions with the opportunity to satisfy the Company that the exercise of their Rights will not be in violation of securities and other laws applicable in the Ineligible Jurisdiction where such person is resident. After such time, the Subscription Agent will attempt to sell the Rights of such registered Ineligible Holders on such date or dates and at such price or prices as the Subscription Agent will determine in its sole discretion, and the proceeds of such sales will be divided on a pro rata basis among such Ineligible Holders. See “Details of the Offering — Ineligible Holders”.

Standby Commitment:	Under the Investment Agreement, the bcIMC Investors have agreed, subject to certain terms and conditions, to purchase a principal amount of Private Debentures (the “Standby Debentures”) equal to the aggregate principal amount of the Debentures not otherwise purchased by Unitholders pursuant to the exercise of Rights (the “Standby Commitment”). The bcIMC Investors will be paid a standby fee equal to Cdn$2,000,000, representing 4% of the maximum principal amount of Standby Debentures issuable to them pursuant to the Standby Commitment. Any Standby Debentures purchased by the bcIMC Investors pursuant to the Standby Commitment will be in addition to the Private Debentures issued to the bcIMC Investors under the Concurrent Private Placement. See “Concurrent Private Placement”.

Dealer Managers:	The Company has engaged the Dealer Managers to act as dealer managers to organize and participate in the solicitation in Canada of the exercise of Rights. Affiliates of the Dealer Managers, including Genuity Capital Markets USA Corp., BMO Capital Markets Corp. and Raymond James (USA) Ltd., may solicit the exercise of Rights in the United States in New York, and may also solicit the exercise of Rights from certain institutional holders of Stapled Units in the states of California, Maryland and Utah to which such solicitations may be addressed without registration under the relevant state securities or Blue Sky laws. The Company has agreed to pay the Dealer Managers an aggregate fee of Cdn$1,875,000 for acting as Dealer Managers. The Dealer manager Fee is payable 50% upon closing of the Offering and 50% upon the effectiveness of the Credit Amendments.

Information Agent:	The Company has appointed Laurel Hill Advisory Group Company to act as information agent (the “Information Agent”) with respect to the Offering. The mandate of the Information Agent will be to contact holders of Rights and to outline the steps of the Offering, including the steps required to exercise the Rights as set forth in this prospectus, and recommend that holders of Rights consult with their investment dealer or broker if they have any inquiries with respect to whether or not they should exercise their Rights. The Information Agent may contact holders of Rights in the United States in the states of California, Maryland, New York and Utah, provided that in the states of California, Maryland and Utah, the Information Agent may only contact Eligible U.S. Institutions. The Information Agent can be contacted at the number set forth on the back page of this prospectus. See “Information Agent”.

Listing and Trading:	The TSX has conditionally approved the listing of the Rights distributed under this prospectus and the Stapled Units issuable upon the conversion of the Debentures, Listing of the Rights and such Stapled Units is subject to the Company fulfilling all of the listing requirements of the TSX. The Rights will be listed on the TSK under the symbol “TWF.RT” and will be posted for trading on the TSX until 12:00 noon (Toronto time) on the Expiry Date, at which time they will be halted from trading. The Debentures will not be listed on the TSX or any other stock exchange.

The Debentures

Maturity:	The maturity date of the Debentures will initially be the Initial Maturity Date. If the Credit Amendments are effective on or prior to 4:30 p.m. (Vancouver time) on the Initial Maturity Date, the maturity date of the Debentures will automatically be extended from the Initial Maturity Date to the Final Maturity Date. See “Recent Developments — Credit Amendments”.

The gross proceeds of the Offering will be held by the Subscription Agent in trust for the holders of the Debentures until the earlier of the Initial Maturity Date and the date on which the Credit Amendments become effective. If the Credit Amendments are effective on or prior to 4:30 p.m. (Vancouver time) on the Initial Maturity Date, the net proceeds of the Offering, together with the proceeds of the Concurrent Private Placement, will be used by the Company to permanently repay Cdn$75,000,000 of indebtedness under its bank credit facilities, and the remainder of the proceeds from the Offering and the Concurrent Private Placement will be used to reduce indebtedness under the Company’s revolving credit facilities. If the Credit Amendments are not effective on or prior to 4:30 p.m. (Vancouver time) on the Initial Maturity Date, the proceeds of the Offering will be applied to repayment of the Debentures on the Initial Maturity Date as described under “Description of the Debentures — Payment upon Redemption or Maturity”.

Credit Amendments:	TimberWest has negotiated a comprehensive term sheet with its lenders regarding certain amendments (the “Credit Amendments”) to the loan agreement governing its existing credit facilities that management of the

Company believes will provide the Company with sufficient flexibility to operate through the current market downturn. The Credit Amendments have been approved by the Senior Lenders subject to, and will become effective following execution and delivery of definitive documentation and fulfillment of certain conditions. See “Recent Developments — Credit Amendments”.

Interest:	9% per annum payable quarterly in arrears. Interest accrued to each Interest Calculation Date will be paid on the 15th day of the month next following each Interest Calculation Date to the registered holders of the Debentures on such Interest Calculation Date. TimberWest may, subject to regulatory approval, elect to satisfy its obligation to pay interest on the Debentures by issuing and delivering Debentures in lieu of cash. See “Description of Debentures — Interest”.

Security:	The Debentures will be direct obligations of the Company and will not be secured by any mortgage, pledge, hypothec or other charge.

Subordination:	The payment of the principal of, and interest on, the Debentures will (a) rank pari passu in right of payment, without discrimination, preference or priority, with all debentures issued pursuant to the Debenture Indenture and the Private Debentures and (b) be subordinate in right of payment to all Senior Indebtedness, as set forth in the Debenture Indenture.

In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Company, its property or its assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Company, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Company, holders of Senior Indebtedness will receive payment in full, and holders of Private Debentures will receive payment to the extent of the security interest in the assets of the Company granted to them, before the holders of Debentures are entitled to receive any payment or distribution of any kind or character.

Conversion:	If the maturity date of the Debentures is extended from the Initial Maturity Date to the Final Maturity Date, the principal amount outstanding under each Debenture, plus all accrued and unpaid interest thereon up to but excluding the date of conversion, will be convertible into freely tradeable Stapled Units, at the option of the holder, at any time after the Initial Maturity Date and prior to 4:00 p.m. (Vancouver time) on the Final Maturity Date or, if the Debentures are called for redemption, on the business day immediately preceding the date specified by TimberWest for the redemption of the Debentures. The conversion price of the Debentures (the “Conversion Price”) will be Cdn$3.50 per Stapled Unit (being a rate of approximately 28.57 Stapled Units per Cdn$100 principal amount of Debentures), subject to adjustment in certain events.

The terms of the Debentures provide that, in order to convert a Debenture to Stapled Units, a holder must provide the necessary information to the Company to allow the Company to prepare an election form pursuant to section 85 of the Tax Act in respect of the conversion of the Debenture. The Company will prepare the section 85 election in such manner as to deem the proceeds of the disposition of the Debenture for purposes of the Tax Act on the conversion to be equal to the fair market value of the Debenture at the time of the conversion, as determined by the Company.

See “Description of Debentures — Conversion Privilege”.

Redemption:	The Debentures will not be redeemable on or before February 11, 2012. After such date and on or prior to the Final Maturity Date, the Debentures may be redeemed in cash, in whole or in part, from time to time at the option of the Company on not more than 60 days and not less than 30 days notice, at a price equal to the principal amount plus accrued and unpaid interest, provided that (a) the weighted average trading price for the Stapled Units on the TSX for the 30 consecutive trading days ending on a date that is no more than 10 business days prior to the date on which the notice of redemption is given is greater than 200% of the Conversion Price and (b) no event of default under the Debenture Indenture (as defined herein) has occurred and is continuing. See “Description of Debentures — Redemption”.

Change of Control:	Within 15 business days following the occurrence of a change of control of the Company involving the acquisition of beneficial ownership, voting control or direction over 50% or more of the then outstanding Stapled Units or of assets representing more than 50% of the consolidated book value of the Company’s assets, or a merger, amalgamation, arrangement or similar transaction in which the holders of the Stapled Units immediately prior to the occurrence of such event hold less than 50% of the voting rights in the resulting entity, the Company will be required to make an offer in writing to purchase all of the Debentures then outstanding at a price equal to 110% of the principal amount thereof plus all accrued and unpaid interest to such date. See “Description of Debentures — Change of Control”.

Risk Factors:	An investment in the Debentures and the Stapled Units underlying the Debentures is subject to a number of risks. See “Risk Factors”.

THE COMPANY

TimberWest Forest Corp. was established on January 31, 1997, under the laws of British Columbia. The Company owns all of the issued shares of TimberWest Holdings Ltd. and Pacific Forest Products Limited. TimberWest’s principal office is located at 2300 — 1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3, Canada, telephone: (604) 654-4600. The Company’s registered office is located at P.O. Box 10424, Pacific Centre, 1300 — 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K2. The Company’s website is found at http://www.timberwest.com.

TimberWest operates entirely in the coastal region of British Columbia, where it is engaged primarily in the harvesting and sale of logs and the development and sale of real estate properties. The business of TimberWest has been owned and managed for over 80 years by the Company and its predecessors.

TimberWest is the largest owner of private forest lands in western Canada. The Company owns in fee simple approximately 322,000 hectares/796,000 acres of private land, including 134,000 acres of real estate. Over the previous five years TimberWest’s annual average harvest was 2.565 million m3 of logs from the private land. The approximate annual growth rate is 8 m3 per hectare per year on the productive land base. These lands are located on Vancouver Island and the majority of the land base supports the growth of Douglas fir, a premium tree species sought after for structural building purposes. TimberWest also holds renewable Crown timber tenures to approximately 0.7 million m3 of logs per year from Crown lands.

TimberWest is focused primarily on maximizing the value realized from its private timberlands and Crown timber tenures by:

•	harvesting logs in a cost-effective manner consistent with sound safety, environmental and sustainable forestry practices;

•	selling logs to targeted customers in both the domestic and higher value export markets; and

•	extracting maximum value from its real estate properties through development activities and property sales or exchanges.

Access to high-quality timber resources under sustainable forest management is an important competitive element in the solid wood segment of the forest industry. Through intensive silviculture and sustainable forest management practices, TimberWest is committed to maintaining, protecting and improving the productivity of its forest resource while protecting key environmental values.

RECENT DEVELOPMENTS

Amendments to Stapled Units

At a special meeting of Unitholders held on December 19, 2008 (the “Special Meeting”), Unitholders approved certain amendments (the “Note Amendments”) to the terms of the subordinate note indenture (the “Subordinate Note Indenture”) under which the Series A Subordinate Notes forming part of the Stapled Units (the “Series A Subordinate Notes”) were issued. Under the Note Amendments, effective December 31, 2008:

(a)	the rate of interest on the Series A Subordinate Notes will be changed from a fixed rate of 12% per annum to a variable rate of between 2% and 12% per annum to be set from time to time based on the Company’s distributable cash;

(b)	the period over which the Company can defer payments of interest on the Series A Subordinate Notes will be reduced from 27 months to 18 months, and the Company may only exercise this deferral right in respect of interest payments for periods during which the applicable interest rate on the Series A Subordinate Notes is 2%; and

(c)	the Company’s current right to elect to pay interest on the Series A Subordinate Notes by delivering common shares and/or preferred shares of the Company will be replaced by the right to elect to pay interest on the Series A Subordinate Notes by delivering Stapled Units.

The Note Amendments will enable the Company to better align its distributions with the underlying cash flows of its timberlands and real estate businesses. As a result of exceptionally challenging business conditions that have persisted since early 2007, the Company has not been generating sufficient distributable cash to fund distributions at the fixed Cdn$1.08 per Stapled Unit level for several quarters and management believes there is no responsible method to continue to pay this level of distributions. By enabling the interest rate on the Series A Subordinate Notes — and therefore the level of cash distributions per Stapled Unit — to vary based on the Company’s distributable cash, the Note Amendments will allow the Company to make distributions at levels which correspond to available distributable cash.

The Company will set the indicative interest rate on the Series A Subordinate Notes at 2% per annum (corresponding to annual cash distributions of Cdn$0.18 per Stapled Unit) for 2009. However, given the challenging business conditions it continues to face, the Company will defer distributions for the foreseeable future.

Credit Amendments

On December 13, 2008, the Company announced that it had negotiated a comprehensive term sheet with its lenders (the “Senior Lenders”) under its existing credit facilities (the “Loan Agreement”) regarding certain amendments (the “Credit Amendments”) to the Loan Agreement in order to provide the Company with what management believes will be sufficient flexibility to operate through the current market downturn. The Credit Amendments have been approved by the Senior Lenders subject to, and will become effective following, execution and delivery of definitive documentation, and the fulfillment of certain conditions, including the completion of an offering of convertible debentures having an aggregate principal amount of at least Cdn$100 million and the application to the Company’s existing credit facilities of Cdn$75,000,000 of the proceeds of such offering. The Offering and the Concurrent Private Placement are intended to satisfy this condition.

As at September 30, 2008, the Company had combined borrowings of Cdn$235.3 million on its available credit facilities and commitments of Cdn$17.3 million relating to outstanding letters of credit. The Company is currently in compliance with all of its covenants under the Loan Agreement; however, as it has previously reported, the Company does not expect to remain in compliance with certain of its debt covenants under the Loan Agreement after the preparation and approval of its financial statements for the end of the 2008 calendar year. In anticipation of this, the Company entered into negotiations with its Senior Lenders for amendments to the Loan Agreement that would provide the Company with continued liquidity and sufficient flexibility to execute on its business plan through the current market downturn.

Under the term sheet negotiated with its Senior Lenders, the Credit Amendments would involve the changes described below, among others, to the Company’s existing credit facilities.

Facility Type and Amount.  The Company’s existing committed revolving facility in the amount of Cdn$325 million will be replaced with a committed revolving facility of Cdn$250 million. The new facility will bear interest at a floating rate based on the Canadian dollar prime rate or the U.S. dollar base rate, as the case may be, and bankers acceptance rates plus, in each case, an applicable margin. Letters of credit will also be available under the new facility on customary terms for facilities of this nature. Commitment fees and standby charges usual for borrowings of this nature will also be payable.

Maturity.  The five year Tranche A portion of the Company’s existing facility matures in September 2012 and the Tranche B portion of the facility matures in September 2009. The new facility will be a revolving facility that matures three years from the date on which the Credit Amendments become effective.

Security and Priority.  As part of the Credit Amendments, the Company and its principal subsidiaries will grant the Senior Lenders a first financial priority lien and security interest in all of their respective property and assets. Previously, TimberWest’s obligations under the Loan Agreement were unsecured and subject only to a negative pledge. The Senior Lenders will continue to have the benefit of a priority agreement in respect of the Series A Subordinate Notes and, following the Offering and the Concurrent Private Placement, will have the benefit of a priority agreement in respect of the Debentures and will be party to an intercreditor agreement with the bcIMC Investors pursuant to which indebtedness under the Loan Agreement will rank senior to the Private Debentures.

Covenants.  The Credit Amendments will include modifications and additions to the Company’s covenants under the Loan Agreement that management believes will provide sufficient flexibility to execute the Company’s business plan through the current downturn. The proposed changes to the Company’s covenants under the Loan Agreement include the following, among others:

•	Positive Covenants. The Company will remain subject to existing and customary positive covenants, including with respect to the operation of its businesses and the furnishing of information to the Senior Lenders, provided that the Credit Amendments will in certain cases require the Company to furnish information on a monthly rather than quarterly basis.

•	Negative Covenants. The Company will remain subject to its existing and customary negative covenants, subject to certain additional restrictions, including, among others, restrictions on the Company’s ability to issue additional indebtedness, sell assets exceeding specified amounts, make loans or guarantees other than in the ordinary course of business, make capital expenditures above a specified threshold, or enter into certain extraordinary transactions. The Credit Amendments will also restrict the Company’s ability to make cash distributions on the Stapled Units, including a requirement that the Company defer all cash distributions in 2009, and a requirement that the Company not increase the interest rate payable in respect of the Series A Subordinate Notes above 2% unless the Company has cash on hand and undrawn loan commitments meeting certain specified levels. The Credit Amendments will include certain restrictions in relation to the making of payments in respect of the Debentures and the Private Debentures. See “Description of Debentures — Intercreditor Agreements”.

•	Financial Covenants. The financial covenants under the Loan Agreement will be modified to remove certain existing requirements relating to the maintenance by the Company of specified ratios of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest expense and of consolidated debt to EBITDA. These covenants will be replaced with covenants requiring, among other things, the Company to maintain a specified consolidated debt to capitalization ratio and to satisfy minimum EBITDA levels for 2009 and thereafter during the term of the loan on a rolling four quarter basis. In addition, the Company will be required to maintain the ratio of its consolidated debt to the combined market value of its private timberlands and non-timberlands real estate properties at a specified level.

If the Credit Amendments are effective on or prior to 4:30 p.m. (Vancouver time) on the Initial Maturity Date, the maturity date of the Debentures will automatically be extended to the Final Maturity Date. If the Credit Amendments are not effective on or prior to 4:30 p.m. (Vancouver time) on the Initial Maturity Date, the maturity date of the Debentures will remain the Initial Maturity Date.

The coming into effect of the Credit Amendments is a condition to the completion of the Concurrent Private Placement. See “Concurrent Private Placement — Investment Agreement”.

Resolution of United Steelworkers Strike

On December 13, 2008, the Company announced that it has endorsed a new agreement with the United Steelworkers Union (“USW”), ending a strike that has been in effect since the summer of 2007. The final agreement contains several key features:

•	a new contractor model which allows the Company to sub-divide operations to medium-sized unionized contractors working on the Company’s land base;

•	sub-division contracts will be for five year terms;

•	signing bonuses for qualified contractor employees and for qualified engineers and foresters at a cost in line with previous estimates;

•	acknowledgment that TimberWest is a timberland management company, rather than an operating company; and

•	resolution of all outstanding grievances between the Company and USW, including the defamation suit brought by the Company against USW in October 2007.

Management of the Company believes that the new contractor model, which will increase the ability of medium-sized long term contractors to enter into the marketplace, will increase the Company’s ability to compete with its major global competitors. Management believes that the agreement will also enable the Company to maintain environmental performance and improve overall safety.

USE OF PROCEEDS

The net proceeds to be received by the Company from the Offering, after deducting the expenses of the Offering, will be approximately Cdn$45,275,000. The expenses of the Offering will be paid directly by the Company and the gross proceeds of the Offering will be held by the Subscription Agent in trust for the holders of the Debentures until the earlier of the Initial Maturity Date and the date on which the Credit Amendments become effective. If the Credit Amendments are not effective on or prior to 4:30 p.m. (Vancouver time) on the Initial Maturity Date, the proceeds of the Offering will be applied to repayment of the Debentures on the Initial Maturity Date. If the Credit Amendments are effective on or prior to 4:30 p.m. (Vancouver time) on the Initial Maturity Date, the net proceeds of the Offering, together with the proceeds of the issuance and sale of the Private Debentures pursuant to the Concurrent Private Placement, will be used by the Company to permanently repay Cdn$75,000,000 if indebtedness under its bank term credit facilities, and the remainder of the proceeds from the Offering and Concurrent Private Placement will be used to reduce indebtedness under the Company’s revolving credit facilities. The proceeds of the indebtedness being reduced were used for capital expenditures and working capital to fund ongoing operations and to fund, in part, distributions to holders of Stapled Units in accordance with their terms.

As at September 30, 2008, after giving effect to the Offering and the Concurrent Private Placement, and the use of proceeds described above, the Company would have had approximately Cdn$90,000,000 outstanding under its bank credit facilities and an aggregate of Cdn$150,000,000 outstanding under the Debentures and Private Debentures. As at November 30, 2008, the only change in the Company’s share and loan capital is an increase in consolidated long-term debt of Cdn$31.5 million.

DETAILS OF THE OFFERING

Description of Rights

Rights and Rights Certificates

TimberWest is issuing to each Unitholder of record at the close of business (Vancouver time) on the Record Date one Right for each Stapled Unit held by such Unitholder. Every 155.53088 Rights entitle the holder thereof to subscribe for Cdn$100 principal amount of Debentures. The Rights are fully divisible and fully transferable into and within Canada by the holders thereof. The Rights may not be transferred to any person within the United States. Unitholders in the United States who receive Rights may resell them only outside the United States in accordance with Regulation S under the U.S. Securities Act. See “— Sale or Transfer of Rights”.

The Rights are evidenced by Rights Certificates registered in the name of the Unitholder entitled thereto. Each Unitholder, other than an Ineligible Holder, will receive a Rights Certificate evidencing the total number of Rights to which such Unitholder is entitled. Subject to certain exceptions, Rights Certificates may not be held directly by, and subscriptions for Debentures will not be accepted from, Ineligible Holders. Subscriptions for Debentures will also not be accepted from Ineligible U.S. Holders. See “— Ineligible Holders”.

Unitholders that hold their Stapled Units through a CDS Participant or DTC Participant will not receive physical certificates evidencing their ownership of Rights. On the Record Date, a global certificate representing Rights held through CDS Participants will be issued in registered form to, and in the name of, CDS or its nominee. See “— Stapled Units Held Through CDS or DTC”.

Basic Subscription Privilege

Every 155.53088 Rights entitle the holder thereof to subscribe for Cdn$100 principal amount of Debentures prior to the Expiry Time on the Expiry Date. Rights will be eligible for exercise commencing on January 19, 2009 (the “Commencement Date”). Rights not exercised by the Expiry Time on the Expiry Date will be void and of no further value. A holder of Rights that subscribes for some, but not all, of the Debentures which such holder is entitled to subscribe for will be deemed to have elected to waive the unexercised balance of such Rights. For information on how to exercise the Basic Subscription Privilege, see “— How to Complete the Rights Certificate — Basic Subscription Privilege”.

Fractional Debentures will not be issued upon the exercise of Rights. Each holder of a Rights Certificate which evidences a number of Rights not evenly divisible by 155.53088 will have the right to round up the principal amount of Debentures it is entitled to subscribe for to the next nearest multiple of $100. The Step-Up Privilege will be void and of no further effect or value if any of the Rights evidenced by such certificate are sold, transferred or assigned by the Unitholder to whom such Rights were originally issued.

Additional Subscription Privilege

Holders of Rights who exercise their Basic Subscription Privilege in full are entitled to subscribe for Additional Debentures at the Subscriptions Price on a pro rata basis with all other holders of Rights who have exercised their Basic Subscription Privilege in full. The aggregate number of Additional Debentures available for subscription under the Additional Subscription Privilege will be the difference, if any, between the total number of Debentures issuable upon exercise of Rights and the total number of Debentures subscribed and paid for pursuant to the exercise of the Basic Subscription Privilege.

Subscriptions for Additional Debentures will be received subject to allotment only, and the number of Additional Debentures, if any, that may be allotted to a subscriber will be equal to the lesser of:

(a)	the number of Additional Debentures that such subscriber has subscribed for; and

(b)	the product (disregarding fractions) obtained by multiplying (i) the number of Additional Debentures available to be issued by (ii) a fraction, the numerator of which is the number of Rights previously exercised by such holder and the denominator of which is the aggregate number of Rights previously exercised under the Offering by all holders of Rights that have subscribed for Additional Debentures.

If any holder of Rights has subscribed for fewer Additional Debentures than such holder’s pro rata allotment of Additional Debentures, the excess Additional Debentures will be allotted in a similar manner among the holders who were allotted fewer Additional Debentures than they subscribed for. If all Rights offered are exercised, no Additional Debentures will be available for the purposes of the Additional Subscription Privilege. For information on how to exercise the Additional Subscription Privilege, see “— How to Complete the Rights Certificate — Additional Subscription Privilege”.

If as a result of the application of the foregoing formula a holder of Rights who exercises the Additional Subscription Privilege is allotted a number of Debentures which is less than the number of Debentures that such holder has subscribed for, the Subscription Agent will, when mailing the debenture certificate for the Debentures issued to such holder, refund without interest or deduction the excess portion of the total Subscription Price paid by such holder.

Subscription Agent

Valiant Trust Company (the “Subscription Agent”) has been appointed the agent of the Company to receive subscriptions and payments from holders of Rights and to perform certain services relating to the exercise and transfer of Rights. Subscriptions and payments under the Offering should be sent to the Subscription Agent at:

Valiant Trust Company Suite 310, 606 — 4th Street SW Calgary, Alberta T1Y 4Z6	— or —	Valiant Trust Company 300 - 750 Cambie Street Vancouver, B.C. V6B 0H2

The Subscription Agent can be reached by telephone at (866) 313-1872 or (403) 233-2801.

Information Agent

The Company has appointed Laurel Hill Advisory Group Company to act as Information Agent with respect to the Offering. The mandate of the Information Agent will be to contact holders of Rights and to outline the steps of the Offering, including the steps required to exercise the Rights as set forth in this prospectus, and recommend that holders of Rights consult with their investment dealer or broker if they have any inquiries with respect to whether or not they should exercise their Rights. The Information Agent may contact holders of Rights in the United States in the states of California, Maryland, New York and Utah, provided that in the states of California, Maryland and Utah, the Information Agent may only contact Eligible U.S. Institutions. The Company’s agreement with the Information Agent provides that the Information Agent will not, in any circumstance, provide any investment advice to holders of Rights. The Information Agent will receive customary compensation for its services from the Company.

Questions and requests for assistance relating to the Offering may be directed to the Information Agent at toll-free (866) 588-7129.

Stapled Units Held Through CDS or DTC

For Stapled Units held through a CDS Participant in the book-based system administered by CDS, a global certificate representing the aggregate number of Rights held through CDS Participants will be issued in registered form to CDS and will be deposited with CDS on the Commencement Date. Each Unitholder who holds Stapled Units through a CDS Participant (a “CDS Unitholder”) will receive a confirmation of the number of Rights issued to such holder from its CDS Participant in accordance with the practices and procedures of that CDS Participant. CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants holding Rights.

Each Unitholder who holds Stapled Units through a DTC Participant (a “DTC Unitholder” and when used together with a CDS Unitholder, a “Beneficial Unitholder”) will receive a confirmation of the number of Rights issued to such holder from its DTC Participant in accordance with the practices and procedures of that DTC Participant.

In order to exercise Rights held through a CDS Participant or DTC Participant, as applicable, a Beneficial Unitholder must (a) instruct the CDS Participant or DTC Participant, as applicable, holding such Rights to exercise all or a specified number of such Rights and (b) forward to such CDS Participant or DTC Participant, as applicable, the Subscription Price for each Debenture that such Beneficial Unitholder wishes to subscribe for. A Beneficial Unitholder may subscribe for Additional Debentures pursuant to the Additional Subscription Privilege by (a) instructing the CDS Participant or DTC

Participant, as applicable, holding Rights on behalf of such holder to exercise the Additional Subscription Privilege in respect of the number of Additional Debentures such holder wishes to subscribe for and (b) forwarding to such CDS Participant or DTC Participant, as applicable, the Subscription Price for the Additional Debentures requested. Any excess funds will be returned to the CDS Participant or DTC Participant, as applicable, on behalf of such holder, without interest or deduction. Subscriptions for Debentures made through a CDS Participant or DTC Participant, as applicable, will be irrevocable and subscribers will be unable to withdraw their subscriptions for Debentures once submitted.

The Subscription Price for Rights held through a CDS Participant or DTC Participant is payable in Canadian dollars by certified cheque, bank draft or money order payable to the CDS Participant or DTC Participant, as applicable, by direct debit from the subscriber’s brokerage account or by electronic funds transfer or other similar payment mechanism. The entire Subscription Price for any Rights exercised must be paid at the time of subscription and must be received by the Subscription Agent at one of the Subscription Offices prior to 4:30 p.m. (Vancouver time) on the Expiry Date. Accordingly, a holder of Rights held through a CDS Participant or DTC Participant must deliver its payment and subscriptions sufficiently in advance of the Expiry Date to allow the CDS Participant or DTC Participant through which such Rights are held to properly exercise such Rights.

Neither the Company nor the Subscription Agent will have any liability for: (a) the records maintained by CDS or CDS Participants or by DTC or DTC Participants relating to the Rights or the book-entry accounts maintained by them; (b) maintaining, supervising or reviewing any records relating to such Rights; or (c) any advice or representations made or given by CDS or CDS Participants or by DTC or DTC Participants with respect to the rules and regulations of CDS or DTC or any action to be taken by CDS or CDS Participants or by DTC or DTC Participants.

The ability of a person having an interest in Rights held through a CDS Participant or DTC Participant to pledge such interest or otherwise take action with respect to such interest (other than through a CDS Participant) may be limited due to the lack of a physical certificate. CDS Unitholders must arrange purchases or transfers of Rights through their CDS Participant. DTC Unitholders must arrange transfers of Rights through their DTC Participant. Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act. See “— Sale or Transfer of Rights”.

Stapled Units Held in Registered Form

Unitholders who hold Stapled Units in registered form (“Registered Unitholders”) will be mailed a copy of this prospectus and a Rights Certificate representing the total number of Rights to which each such Unitholder is entitled to receive. In order to exercise Rights represented by the Rights Certificate, Registered Unitholders must complete and deliver the Rights Certificate in accordance with the instructions set out under “— How to Complete the Rights Certificate”.

Rights not exercised by 4:30 p.m. (Vancouver time) on the Expiry Date will be void and of no value. The Subscription Price for Rights exercised by Registered Unitholders is payable in Canadian dollars by certified cheque, bank draft or money order payable to the Subscription Agent.

How to Complete the Rights Certificate

1.	Form 1 — Basic Subscription Privilege. Every 155.53088 Rights entitle the holder thereof to subscribe for Cdn$100 principal amount of Debentures. The maximum number of Rights that may be exercised pursuant to the Basic Subscription Privilege is shown in the box on the upper right hand corner of the face of the Rights Certificate. If Form 1 on the Rights Certificate is completed so as to exercise some but not all of the Rights represented by a Rights Certificate, the holder of such Rights Certificate will be deemed to have waived the unexercised balance of such Rights, unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder.

Only subscriptions for whole Debentures will be accepted. Each holder of a Rights Certificate which evidences a number of Rights not evenly divisible by 155.53088 will have the right to round up the principal amount of Debentures it is entitled to subscribe for to the next nearest multiple of $100. The Step-Up Privilege will be void and of no further effect or value if any of the Rights evidenced by such certificate are sold, transferred or assigned by the Unitholder to whom such Rights were originally issued.

Completion of Form 1 on the Rights Certificate constitutes a representation by the holder thereof that the holder is not a resident or national of an Ineligible Jurisdiction and is not an Ineligible U.S. Holder or an agent of a person who is a national or resident of an Ineligible Jurisdiction or an Ineligible U.S. Holder.

2.	Form 2 — Additional Subscription Privilege. Holders of Rights who exercise their Basic Subscription Privilege in full are entitled to subscribe for Additional Debentures. Only a holder of Rights who wishes to exercise the Additional Subscription Privilege should complete and sign Form 2 on the Rights Certificate. See “— Additional Subscription Privilege”.

3.	Form 3 — Transfer of Rights. Only a holder of Rights who wishes to transfer the Rights represented by a Rights Certificate should complete and sign Form 3 on the Rights Certificate. To complete a transfer, a holder of Rights must complete Form 3 on the Rights Certificate and have its signature guaranteed by a Schedule I bank, a major trust company in Canada, or a member of an acceptable Medallion Signature Guarantee Program (including STAMP, SEMP, and MSP). Members of STAMP are usually members of a recognized stock exchange in Canada or members of the Investment Industry Regulatory Organization of Canada. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed.” It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights, but the signatures of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes. If Form 3 is completed, the Company and the Subscription Agent will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary.

The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S.

4.	Form 4 — Dividing or Combining. Only a holder of Rights who wishes to divide or combine the Rights represented by a Rights Certificate should complete and sign Form 4 on the Rights Certificate. Rights Certificates need not be endorsed if the new Rights Certificate(s) will be issued in the same name. The Subscription Agent will then issue a new Rights Certificate in such denominations (totalling the same number of Rights as represented by the Rights Certificate(s) being divided or combined) as are required by the Rights Certificate holder. Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

5.	Payment. The Subscription Price of Cdn$100 per Debenture, including any Additional Debentures requested, is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of “Valiant Trust Company”. If the number of Additional Debentures issued to a holder who has exercised the Additional Subscription Privilege is less than the number of Additional Debentures that such holder subscribed for, the Subscription Agent will, when mailing the debenture certificate for the Debentures issued to such holder, refund without interest or deduction the excess portion of the total Subscription Price paid by such holder.

6.	Delivery. Holders of Rights who exercise their right to subscribe for Debentures must complete and mail the enclosed Rights Certificate to the Subscription Agent, together with payment of the Subscription Price, in the enclosed return envelope. The completed Rights Certificate and payment of the Subscription Price must be received by the Subscription Agent by no later than 4:30 p.m. (Vancouver time) on the Expiry Date. If mailing, registered mail is recommended. Please allow sufficient time to avoid late delivery.

The signature of the holder of a Rights Certificate must correspond in every particular with the name that appears on the face of the Rights Certificate. Signatures by a trustee, executor, administrator, guardian, attorney, officer of a company or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Company in its sole discretion, and any determination by the Company will be final and binding on the Company and its securityholders. Upon delivery or mailing of the completed Rights Certificate to the Subscription Agent, the exercise of the Rights and the subscription for Debentures is irrevocable. The Company reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Debentures pursuant thereto could be unlawful. The Company also reserves the right to waive any defect in respect of any particular subscription. Neither the Company nor the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice.

If a holder of Rights has any questions with respect to the proper exercise of Rights, such holder should contact the Subscription Agent at (866) 313-1872 or (403) 233-2801.

Undeliverable Rights

Rights Certificates returned to the Subscription Agent as undeliverable will not be sold by the Subscription Agent and no proceeds of sale will be credited to such holders. Such Rights will be available for exercise pursuant to the Additional Subscription Privilege.

Sale or Transfer of Rights

A holder of Rights in registered form may sell or transfer some or all of such Rights to any person who is not an Ineligible Holder. A holder who wishes to transfer some or all of its Rights must complete Form 3 on the Rights Certificate and have its signature guaranteed by a Schedule I bank, a major trust company in Canada, or a member of an acceptable Medallion Signature Guarantee Program (including STAMP, SEMP, and MSP). See “— How to Complete the Rights Certificate”. Holders who hold their Rights through a CDS Participant must arrange purchases or transfers of Rights through their CDS Participant. Holders who hold their Rights through a DTC Participant must arrange transfers of Rights through their DTC Participant.

The TSX has conditionally approved the listing of the Rights distributed under this prospectus, subject to the Company fulfilling the listing requirements of the TSX. Should the Rights be listed, they will be posted for trading until 12:00 noon (Toronto time) on the Expiry Date, at which time they will be halted from trading. Holders who do not wish to exercise their Rights may sell or transfer their Rights in Canada through the usual investment channels, such as investment dealers and brokers, at the holder’s own expense.

The Company has filed with the SEC in the United States a Registration Statement on Form F-7 under the U.S. Securities Act so that the Debentures issuable upon the exercise of the Rights and the Stapled Units issuable upon the conversion of the Debentures will not be subject to transfer restrictions. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S, which is included as part of Form 3. See “— How to Complete the Rights Certificate”.

Dividing or Combining Rights Certificates

Rights Certificates may be divided or combined by completing Form 3 on the Rights Certificate and delivering the Rights Certificate to the Subscription Agent in sufficient time prior to the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder. See “— How to Complete the Rights Certificate”.

Ineligible Holders

This prospectus covers the distribution of the Offered Securities in the Eligible Jurisdictions only. Rights Certificates will not be sent to any Unitholders with addresses of record in an Ineligible Jurisdiction and, except as described herein, Rights may not be exercised by or on behalf of any Unitholders with addresses of record in an Ineligible Jurisdiction. Instead, Ineligible Holders will be sent a copy of this prospectus together with a letter advising them that their Rights Certificates will be held by the Subscription Agent as agent for the benefit of all such Ineligible Holders. The letter will also set out the conditions required to be met, and procedures that must be followed, in order for Ineligible Holders to participate in the Offering.

Notwithstanding any of the foregoing, the Company may accept subscriptions from Ineligible Holders if the Company determines that the offering to and subscription by such person is lawful and in compliance with all securities and other laws applicable in the Ineligible Jurisdiction where such person is resident (each an “Approved Eligible Holder”). Unitholders who have not received Rights Certificates but are resident in an Eligible Jurisdiction or wish to be recognized as Approved Eligible Holders should contact the Subscription Agent at the earliest possible time. Rights of

Unitholders with addresses of record in an Ineligible Jurisdiction will be held by the Subscription Agent until 4:30 p.m. (Vancouver time) on January 30, 2009 in order to provide such holders with the opportunity to satisfy the Company that (i) the holder is resident in an Eligible Jurisdiction or (ii) the exercise of their Rights will not be in violation of securities and other laws applicable in the Ineligible Jurisdiction where such person is resident. After such time, the Subscription Agent will attempt to sell the Rights of such registered Ineligible Holders on the open market on such date or dates and at such price or prices as the Subscription Agent will determine in its sole discretion.

No charge will be made for the sale of Rights on behalf of Ineligible Holders by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. The proceeds from the sale of Rights by the Subscription Agent (net of brokerage fees and selling expenses and, if applicable, costs incurred and Canadian withholding taxes) will be divided on a pro rata basis among registered Ineligible Holders and delivered to such Ineligible Holders as soon as reasonably practicable, provided that amounts of less than Cdn$10.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only and the Company and the Subscription Agent do not accept responsibility for the price obtained on the sale of Rights or the inability of the Subscription Agent to sell the Rights. Neither the Company nor the Subscription Agent will be subject to any liability for or in connection with the sale of, or failure to sell, any Rights on behalf of Ineligible Holders. There is a risk that the proceeds received from the sale of Rights issued in respect of Stapled Units held by Ineligible Holders will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights, in which case no proceeds will be remitted to Ineligible Holders.

Holders of Rights who are not resident in Canada should be aware that the acquisition and disposition of any of the Offered Securities may have tax consequences in the jurisdiction in which they reside which are not described in this prospectus. Such holders should consult their own tax advisors about the specific tax consequences of acquiring, holding and disposing of the Offered Securities.

Debenture Certificates

Debentures issued in connection with the Rights Offering will be registered in the name of the person to whom the Rights Certificate was issued or to whom the Rights have been properly and duly transferred. The certificates representing such Debentures will be delivered by mail to the address of the subscriber as it appears on the Rights Certificate, unless otherwise directed, or to the address of the transferee, if any, indicated on the appropriate form on the Rights Certificate as soon as practicable after the Expiry Date. Except as otherwise described under “— Ineligible Holders”, Debentures will not be issued to or on behalf of any Unitholders with addresses of record in an Ineligible Jurisdiction.

Holders of Rights that hold their Rights through a CDS Participant will not receive physical certificates evidencing their ownership of Debentures issued upon the exercise of Rights. Upon the closing of the Offering, a global certificate representing such Debentures will be issued in registered form to, and in the name of, CDS or its nominee.

Holders of Rights that hold their Rights through a DTC Participant will not receive physical certificates evidencing their ownership of Debentures issued upon the exercise of Rights. Upon the closing of the Offering, a certificate representing such Debentures will be issued in registered form on behalf of such holders to, and in the name of, each DTC Participant that exercised Rights. DTC Participants should contact the Subscription Agent directly with any questions regarding the exercise or transfer of Rights.

DESCRIPTION OF DEBENTURES

Every 155.53088 Rights entitle the holder thereof to subscribe for Cdn$100 principal amount of Debentures. The following is a description of the material attributes of the Debentures. This summary does not purport to be complete and is subject to, and qualified by reference to, the terms of the Debenture Indenture (as defined below). After execution, the Debenture Indenture will be available for inspection at the offices of the Debenture Trustee (as defined below) and will be publicly filed and available electronically at www.sedar.com.

General

The Debentures will be issued under an indenture to be dated on or about February 11, 2009 (the “Debenture Indenture”) between TimberWest and Valiant Trust Company, as trustee (the “Debenture Trustee”). An unlimited number of Debentures will be authorized. TimberWest may from time to time, without the consent of the holders of Debentures but subject to the limitations described herein, issue additional debentures having the same terms as the Debentures offered hereby. The Debentures will be dated on or about February 11, 2009 and will be issuable in registrable form in multiples of Cdn$100 or, in the case of Debentures issued in satisfaction of its obligation to pay interest on the Debentures, multiples of Cdn$1.00. The Debentures will bear interest at a rate of 9% per annum. See “— Interest”.

The Debentures will be direct obligations of the Company and will not be secured by any mortgage, pledge, hypothec or other charge. In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings, holders of Senior Indebtedness will receive payment in full, and holders of Private Debentures will receive payment to the extent of the security interest in the assets of the Company granted to them, before the holders of Debentures are entitled to receive any payment or distribution of any kind or character. See “— Subordination”.

Maturity

The maturity date of the Debentures will initially be the Initial Maturity Date. If the Credit Amendments are not effective prior to 4:30 p.m. (Vancouver time) on the Initial Maturity Date, the maturity date of the Debentures will remain the Initial Maturity Date. If the Credit Amendments are effective prior to 4:30 p.m. (Vancouver time) on the Initial Maturity Date, the maturity date of the Debentures will automatically be extended from the Initial Maturity Date to the Final Maturity Date. See “Recent Developments — Credit Amendments”.

The gross proceeds of the Offering will be held by the Subscription Agent in trust for the holders of the Debentures until the earlier of the Initial Maturity Date and the date on which the Credit Amendments become effective. If the Credit Amendments are not effective on or prior to 4:30 p.m. (Vancouver time) on the Initial Maturity Date, the proceeds of the Offering will be applied to repayment of the Debentures on the Initial Maturity Date as described under “— Payment upon Redemption or Maturity”. If the Credit Amendments are effective on or prior to 4:30 p.m. (Vancouver time) on the Initial Maturity Date, the proceeds of the Offering, together with the proceeds of the issuance and sale of the Private Debentures pursuant to the Concurrent Private Placement, will be used by TimberWest as described under “Use of Proceeds”.

Interest

General

The Debentures will bear interest from the date of issue at an annual rate of 9% per annum. Interest accrued to each Interest Calculation Date will be paid on the 15th day of the month next following each Interest Calculation Date to the registered holders of the Debentures on such Interest Calculation Date. Assuming the Debentures are issued on February 11, 2009, the first interest payment on April 15, 2009 will be in respect of the period from and including February 11, 2009 to and including March 31, 2009. If the Credit Amendments are not effective on or prior to 4:30 p.m. (Vancouver time) on the Initial Maturity Date, the Subscription Agent on behalf of the Company will be required to pay the aggregate redemption price of the outstanding Debentures, together with the accrued and unpaid interest thereon, to the Debenture Trustee, which payment will constitute payment upon maturity as set forth under “— Payment upon Redemption or Maturity”.

Provided that the Company has not made a cash distribution to holders of Series A Subordinate Notes during the relevant interest period under the Debentures, the Company may, subject to regulatory approval, elect to satisfy its obligation to pay interest on the Debentures by issuing and delivering Debentures in lieu of cash. Debentures issued in lieu of cash will have the same terms and conditions as the Debentures issued hereunder and will be issuable in multiples of Cdn$1.00. Fractional Debentures will not be issued if the Company elects to satisfy its obligation to pay interest on the Debentures by issuing and delivering Debentures in lieu of cash, and holders of Debentures will not be entitled to receive a cash payment in respect of any fractional interest.

Canadian Withholding Taxes

The Debentures do not contain any covenants or other provisions requiring the Company to make payment free of and without withholding or deduction for or on account of any tax or other government charge imposed or levied by the Government of Canada or any Canadian province or territory (or by any authority or agency therein or thereof) having power to tax or to pay any additional amounts if the Company is so required to withhold or deduct any such amounts for or on account of such Canadian taxes from any payment made under or with respect to the Debentures. If the Company is required to withhold or deduct any such amount for or on account of Canadian taxes for any payment made under or in respect of the Debentures, including on conversion of the Debentures, the Company will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law.

Conversion Privilege

If the maturity date of the Debentures is extended from the Initial Maturity Date to the Final Maturity Date, the principal amount outstanding under each Debenture, plus all accrued and unpaid interest thereon up to but excluding the date of conversion, will be convertible into Stapled Units, at the option of the holder, at any time after the Initial Maturity Date and prior to 4:00 p.m. (Vancouver time) on the Final Maturity Date or, if the Debentures are called for redemption, on the business day immediately preceding the date specified by TimberWest for the redemption of the Debentures. The conversion price of the Debentures (the “Conversion Price”) will be Cdn$3.50 per Stapled Unit, subject to adjustment as provided in the Debenture Indenture. No fractional Stapled Units will be issued on the conversion of Debentures, but the Company will make an equivalent cash payment in lieu thereof.

Subject to the provisions thereof, the Debenture Indenture will provide for the adjustment of the Conversion Price in certain circumstances, including the following:

(a)	the issuance of securities (other than rights, options or warrants) to all or substantially all Unitholders by way of a stock dividend or interest or distributions;

(b)	the subdivision or consolidation of the outstanding Stapled Units;

(c)	the issuance of options, rights or warrants to Unitholders entitling them to acquire Stapled Units or other securities convertible into Stapled Units at less than the greater of (i) 85% of the then Current Market Price (as defined below) of the Stapled Units and (ii) the price which is at the maximum discount permitted at that time under the rules of the TSX; and

(d)	certain other distributions by the Company to all or substantially all Unitholders of securities, rights, options or warrants, evidences of indebtedness or other assets.

In addition, if the Company pays any cash dividend or distribution to Unitholders in excess of the rate of interest payable on the Series A Subordinate Notes in accordance with their terms, the conversion price in effect at the time of such payment will be reduced, but not below zero, by the amount per Stapled Unit of such excess.

In the case of a capital reorganization of the Company (other than as described in paragraphs (a) or (b) above), or in the case of a consolidation, merger, amalgamation, arrangement or similar transaction involving the Company and any other entity, the terms of the conversion privilege will be adjusted so that each holder of a Debenture will, after such event, be entitled to receive the number of Stapled Units, other securities or consideration that such holder would be entitled to receive if on the effective date of such event such holder had been the holder of that number of Stapled Units into which the Debentures held by such holder were convertible immediately prior to the effective date of such event.

There will be no adjustment to the Conversion Price unless the cumulative effect of such adjustments would change the Conversion Price by at least 1%. Further, the Company will not be required to make any adjustments to the Conversion Price following any of the events described above if the holders of the Debentures are allowed to participate as though they had converted their Debentures into Stapled Units immediately prior to the applicable record date or effective date. No adjustment to the Conversion Price will be made in respect of the issuance of Stapled Units pursuant to the Debentures or securities convertible into or forming part of the Stapled Units outstanding as of the issue date of the Debentures.

The term “Current Market Price” in the Debenture Indenture will mean the volume weighted average trading price of the Stapled Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date in respect of which the Current Market Price of the Stapled Units is required to be calculated.

The terms of the Debentures provide that, in order to convert a Debenture to Stapled Units, a holder must provide the necessary information to the Company to allow the Company to prepare an election form pursuant to section 85 of the Tax Act in respect of the conversion of the Debenture. The Company will prepare the section 85 election in such manner as to deem the proceeds of disposition of the Debenture for purposes of the Tax Act on the conversion to be equal to the fair market value of the Debenture at the time of the conversion, as determined by the Company. The terms of the Debentures give the Company a limited power of attorney to prepare and sign the section 85 election form prescribed under the Tax Act on behalf of any holder that converts Debentures and to file such election form with the Canada Revenue Agency (the “CRA”).

Redemption

The Debentures will not be redeemable on or before February 11, 2012. After such date and on or prior to the Final Maturity Date, the Debentures may be redeemed in cash, in whole or in part, from time to time at the option of the

Company on not more than 60 days and not less than 30 days notice, at a price equal to the principal amount plus accrued and unpaid interest, provided that (a) the weighted average trading price for the Stapled Units on the TSX for the 30 consecutive trading days ending on a date that is no more than 10 business days prior to the date on which notice of redemption is given is greater than 200% of the Conversion Price and (b) no event of default under the Debenture Indenture has occurred and is continuing. If the Company elects to redeem only a portion of the outstanding Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable.

Payment upon Redemption or Maturity

On redemption or maturity, the Company is required to repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate redemption price of the outstanding Debentures which are to be redeemed or the principal amount of the Debentures which have matured, in each case together with the accrued and unpaid interest thereon.

Purchase for Cancellation

Subject to any required regulatory approval, the Company may purchase Debentures for cancellation at any time.

Events of Default

The Debenture Indenture will provide that it will constitute an event of default (an “Event of Default”) if certain events have occurred and are continuing, including the following:

(a)	the Company fails to pay principal, interest, whether in cash or in kind, or other amounts payable under the Debentures when due, which failure remains unremedied for a period of ten days;

(b)	the Company defaults in the performance of any covenant or obligation under the Debenture Indenture, which default remains unremedied for a period of 30 days;

(c)	as a consequence of an event of default any indebtedness of the Company in excess of Cdn$10,000,000 is declared due and payable prior to the date on which it was otherwise scheduled to become due and payable, and such acceleration is not rescinded within ten days; and

(d)	certain events of bankruptcy, insolvency or reorganization of the Company under bankruptcy or insolvency laws.

If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon the request of holders of not less than 25% of the principal amount of outstanding Debentures, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of a majority of the principal amount of outstanding Debentures may, on behalf of all holders of Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Subordination

The payment of the principal of, and interest on, the Debentures will (a) rank pari passu in right of payment, without discrimination, preference or priority, with all other debentures issued pursuant to the Debenture Indenture and the Private Debentures and (b) be subordinate in right of payment to all Senior Indebtedness, as set forth in the Debenture Indenture. “Senior Indebtedness” under the Debenture Indenture means all indebtedness and other obligations owed by the Company under the Loan Agreement, and with respect to hedging facilities provided by the Senior Lenders, if any, any other indebtedness and other obligations owed by the Company in replacement therefor and indebtedness represented by existing and future encumbrances and leases of office equipment and vehicles in the ordinary course of business.

In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Company, its property or its assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Company, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Company, holders of Senior Indebtedness will receive payment in full, and holders of Private Debentures will receive payment to the extent of the security interest in the assets of the Company granted to them, before the holders of Debentures are entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Debenture Indenture will also provide that the Company will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without any limitation by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of, indebtedness represented by the Debentures at any time when a default or event of default has occurred under the Senior Indebtedness and is continuing and notice of such default or event of default has been given by or on behalf of the holders of Senior Indebtedness to the Company, unless the Senior Indebtedness has been repaid in full. In addition, if acceleration is declared as a result of a default or event of default under the Debenture Indenture and the Private Debentures, the holders of the Private Debentures will receive payment in priority to the holders of the Debentures to the extent of the security interest in the assets of the Company granted to the holders of the Private Debentures.

Postponement and Subordination of Subordinate Notes

In connection with the Offering and the Concurrent Private Placement, the Subordinate Note Trustee, the Debenture Trustee and the bcIMC Investors will enter into priority agreements (the “Debenture Priority Agreements”) with the Company under which the Subordinate Note Trustee will acknowledge that TimberWest’s obligations under the Debentures and the Private Debentures constitute “Senior Indebtedness” under the Subordinate Note Indenture. Pursuant to the Debenture Priority Agreements, the Company’s obligations under the Subordinate Notes will be postponed and made subordinate in right of payment to the prior payment in full in cash of the Company’s obligations under the Debentures and Private Debentures. The Debenture Priority Agreements will provide that the Company may not make any payment or prepayment of principal, interest or other amounts under the Subordinate Notes, except that if there is no event of default as defined in the Debenture Indenture or the Private Debentures, the Company may make payments of interest and/or principal to holders of Subordinate Notes or make payment of reasonable remuneration and costs and expenses of the Subordinate Note Trustee, all in accordance with the terms of the Subordinate Note Indenture. The Debenture Priority Agreements will also provide that the Subordinate Note Trustee or holders of the Subordinate Notes are only entitled to accelerate the time of payment for the Subordinate Notes if a Subordinate Note Event of Default has occurred and continues for a period of 36 months after notice in writing of such Subordinate Note Event of Default has been given by the Subordinate Note Trustee to the Debenture Trustee and to the holders of the Private Debentures. The Subordinate Note Trustee and the holders of the Subordinate Notes will also covenant in the Debenture Priority Agreements not to:

(a)	petition the Company or certain of the Company’s subsidiaries into bankruptcy or initiate or participate in the initiation of any similar proceedings unless they are entitled to accelerate the time for payment of the Company’s obligations under the Subordinate Notes as described above;

(b)	amend, alter or otherwise modify the Subordinate Note Indenture or any of the Subordinate Notes except for clerical or corrective changes; or

(c)	commence or initiate any such action or proceeding to recover or receive payment of any of the Subordinate Notes, provided however that the holders of the Subordinate Notes may commence or initiate any action or proceeding consequent to an acceleration of the time for payment of any of the Company’s obligations under the Subordinate Notes as described above and may obtain judgement and levy execution with respect thereto, subject to proceeds being applied first to repayment in full of the Debentures and Private Debentures in accordance with the Debenture Priority Agreements.

The Subordinate Note Trustee and holders of the Subordinate Notes will agree not to obtain, accept or hold any security from us or the Company’s subsidiaries for payment of the Company’s obligations under the Subordinate Notes. In the event of any payment or distribution of the Company’s assets, or those of certain of the Company’s subsidiaries, or payment under any insolvency, receivership or bankruptcy or other similar proceedings involving TimberWest or certain of its subsidiaries, the payment or distribution of such assets will be applied in accordance with the Debenture Priority Agreement, with proceeds applied to the payment or prepayment of the Debentures and Private Debentures in priority to the Subordinate Notes.

Change of Control

Upon the occurrence of a change of control of the Company involving the acquisition of beneficial ownership, voting control or direction over 50% or more of the then outstanding Stapled Units or of assets representing more than 50% of the consolidated book value of the Company’s assets, or a merger, amalgamation, arrangement or similar transaction in which the holders of the Stapled Units immediately prior to the occurrence of such event hold less than 50% of the voting rights in the resulting entity (a “Change of Control”), the Company will be required to make an offer in writing (the “Offer”) to purchase all of the Debentures then outstanding at a price equal to 110% of the principal amount thereof plus all accrued and unpaid interest to such date (the “Offer Price”).

The Debenture Indenture will contain notification and repurchase provisions requiring the Company to give written notice to the Debenture Trustee of the occurrence of a Change of Control, together with the Offer, within 30 days of such event. The Debenture Trustee will thereafter mail to each holder of Debentures a notice of Change of Control, together with a copy of the Offer to repurchase all of the outstanding Debentures.

If 90% or more in aggregate principal amount of the Debentures outstanding on the date on which the Company notifies the Debenture Trustee of the Change of Control have been tendered to the Company pursuant to the Offer, the Company will have the right and obligation to redeem all of the remaining Debentures at the Offer Price. Notice of such redemption must be given by the Company to the Debenture Trustee within ten days following the expiry of the Offer, and by the Debenture Trustee to the holders who have not tendered their Debentures to the Offer as soon as practicable thereafter.

Offers for Debentures

The Debenture Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for the Debentures within the meaning of applicable securities laws and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the remaining Debentures on the terms offered by the offeror.

Modifications

The rights of the holders of the Debentures and any other debentures that may be issued under the Debenture Indenture (collectively, the “holders of debentures”) may be modified in accordance with the terms of the Debenture Indenture. For that purpose, among others, the Debenture Indenture will contain certain provisions which will make binding on all holders of debentures resolutions passed at meetings of the holders of debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the debentures.

Intercreditor Agreements

In connection with the Offering and the Concurrent Private Placement, the Senior Lenders, the Debenture Trustee and the holders of the Private Debentures will enter into intercreditor agreements (the “Intercreditor Agreements”) with the Company under which the Debenture Trustee and the holders of the Private Debentures will acknowledge that the Company’s obligations under the Debentures and the Private Debentures will be postponed and made subordinate in right of payment to the prior payment of Senior Indebtedness and that the security interest and charge granted to the Senior Lenders under the Loan Agreement will, in all respects, rank senior to and have priority over the security interest and charge granted to the holders of the Private Debentures under the Private Debentures. The Intercreditor Agreements will provide that the Company may not make any payment of principal, interest or other amounts under the Debentures or the Private Debentures, except that (a) if there is no default or event of default under the Loan Agreement, the Company may make payments of interest to holders of the Debentures or to the holders of the Private Debentures in accordance with their respective terms and (b) if there is a default or an event of default under the Loan Agreement and the Company is prohibited on account of the applicable default or event of default from making any payments of interest under the Debentures or Private Debentures, the Company may otherwise make payments of interest in kind to holders of the Debentures or to the holders of the Private Debentures in accordance with their respective terms during the Standstill Period (as defined below), provided that if such Standstill Period terminates or such default or event of default under the Loan Agreement is waived or otherwise ceases to exist, the Company may make all payments of interest to holders of the Debentures or to holders of the Private Debentures which were suspended during such time. “Standstill Period” means the period from and including the date upon which the Senior Lenders deliver written notice (the “Standstill Notice”) to the Debenture Trustee and the holders of the Private Debentures of the occurrence of a default or an event of default under the Loan Agreement (the “Standstill Event”), to but not including the earliest of: (a) the date upon which the applicable Standstill Event has been cured or otherwise ceases to exist; (b) the date upon which the Debenture Trustee and the holders of the Private Debentures received written notice from the Senior Lenders that such Standstill Notice has been revoked; and (c) the date falling 180 days after delivery of such Standstill Notice.

The Debenture Trustee and the holders of the Private Debentures will also covenant in the Intercreditor Agreements not to:

(a)	petition the Company or certain of its subsidiaries into bankruptcy or initiate or participate in any similar proceedings unless they are entitled to accelerate the time of payment of the Company’s obligations under the Debentures or the Private Debentures as described below;

(b)	amend, alter or otherwise modify the Debenture Indenture, the Debentures or the Private Debentures except in accordance with the terms of the Intercreditor Agreements; or

(c)	commence or initiate any action or proceeding to recover or receive payment of any of the Debentures or the Private Debentures, provided however that the Debenture Trustee and the holders of the Private Debentures may commence or initiate any action or proceeding consequent to an acceleration of the time for payment of any of the Company’s obligations under the Debentures or the Private Debentures as described below and may obtain judgement and levy execution with respect thereto, subject to proceeds being applied first to repayment in full of the Company’s obligations under the Senior Indebtedness.

The Debenture Trustee and the holders of the Private Debentures will also covenant in the Intercreditor Agreements not to, during the Standstill Period or at any other time unless the Debenture Trustee or the holders of the Private Debentures provide notice of such action to the Senior Lenders and 30 days have passed since such time without the Senior Lenders issuing a Standstill Notice:

(a)	accelerate the time for payment of principal, interest or other amounts under the Debentures or the Private Debentures;

(b)	appoint a receiver or receiver and manager with respect to the Company or certain of its assets;

(c)	commence or initiate any bankruptcy, insolvency or similar proceeding with respect to the Company or certain of its subsidiaries;

(d)	commence or initiate any action or proceeding to receive payment of principal, interest or other amounts under the Debentures or the Private Debentures;

(e)	exercise any right of set-off, combination or similar right against the Company or certain of its subsidiaries;

(f)	exercise any put option or cause the Company or certain of its subsidiaries to honour any redemption obligation with respect to its securities, other than firstly, the obligation to redeem the Private Debentures but only if all obligations outstanding under the Loan Agreement and under any derivatives transactions with any Senior Lenders have been paid in full, or secondly, convert the Private Debentures and Debentures into Stapled Units, in whole or in part, at the option of the holders of the Private Debentures and Debentures (or any of them) exercisable in accordance with the terms of the Private Debentures and Debentures (or any of them) both of which are not restricted during the Standstill Period; or

(g)	in the case of the holders of the Private Debentures, enforce, or take any action in furtherance of, the security interests or charges held by them in certain assets of the Company and certain of its subsidiaries as security for the Private Debentures;

provided that, notwithstanding the restrictions described in items (a) through (g) above, the Debenture Trustee and the holders of the Private Debentures may, at any time, but subject to the provisions of the Intercreditor Agreements:

(a)	provide the Company and certain of its subsidiaries with a notice of default under the Debentures or the Private Debentures;

(b)	make demand with respect to any payment of principal, interest or other amounts under the Debentures or the Private Debentures as permitted under the Intercreditor Agreements (without any acceleration of the time for payment of such obligations);

(c)	file a proof of claim with respect to any bankruptcy, insolvency or similar proceeding regarding the Company or certain of its subsidiaries;

(d)	vote at a meeting of creditors in any bankruptcy, insolvency or similar proceeding regarding the Company or certain of its subsidiaries; or

(e)	take any action required to preserve the validity, efficacy or priority of the Company’s obligations under the Debentures and the Private Debentures and, in the case of the holders of the Private Debentures, any action to preserve the validity, efficacy or priority of the security interests and charges held by the holders of the Private Debentures, including, upon the occurrence of an event of default under the security for the Private Debentures, the crystallization of the floating charge held by the holders of the Private Debentures over certain assets of the Company and certain of its subsidiaries and the making of such filings in the land title office and any other applicable registries as the holders of the Private Debentures deem appropriate in respect of the crystallized floating charge.

The Intercreditor Agreements will also provide that if there is a sale or disposition of the assets of the Company or certain of its subsidiaries pursuant to any transaction which requires the consent or approval of the Senior Lenders with respect to the Company or certain of its subsidiaries, the holders of the Private Debentures, as holders of security interests and fixed charges in certain of the assets of the Company and certain of its subsidiaries, will not object to or oppose the sale or disposition of the assets of the Company or certain of its subsidiaries unless such sale or disposition is prohibited under the Investors’ Rights Agreement to be entered into between the holders of the Private Debentures and the Company, and the holders of the Private Debentures will execute all necessary documents in connection with a sale or disposition of the assets of the Company and certain of its subsidiaries if the Senior Lenders have consented to or approved such sale or disposition and such sale or disposition is not prohibited under the Investors’ Rights Agreement as aforesaid. In the event of any payment or distribution of the assets of the Company and certain of its subsidiaries, or payment under any insolvency, receivership or bankruptcy or other similar proceedings involving the Company or certain of its subsidiaries, the payment or distribution of such assets will be applied in accordance with the Intercreditor Agreements, with proceeds applied to the payment or prepayment of the Company’s obligations under the Senior Indebtedness in priority to the Debentures and the Private Debentures.

The Debenture Trustee and the holders of the Private Debentures, in the Debenture Indenture and in the Private Debentures, respectively, will covenant that the Debenture Trustee and the holders of the Private Debentures will enter into intercreditor agreements, on substantially the same terms as the Intercreditor Agreements, with all future holders of Senior Indebtedness, provided that, in the case of the Private Debentures, such senior indebtedness does not exceed the principal amount of $270,000,000, plus any indebtedness arising under any derivatives transactions entered into with any of such Senior Lenders.

EARNINGS COVERAGE RATIO

The tables below set forth the actual and pro forma earnings coverage ratios for the Company (after giving effect to the Offering and the Concurrent Private Placement and the use of proceeds therefrom) for the twelve month periods ended December 31, 2007 and September 30, 2008:

	Twelve months ended December 31, 2007
	(in millions of Cdn$)
			Pro forma		Adjusted pro	Adjusted pro forma
			earnings		forma earnings	earnings coverage
		Pro forma	coverage before	Adjusted pro	coverage before	before discontinued
		earnings	discontinued	forma earnings	discontinued	operations and non-
	Actual	coverage(1)(2)	operations(2)(3)	coverage(2)(4)	operations(2)(5)	cash interest(2)(6)

Interest requirements	99.5	107.1	107.1	23.4	23.4	18.6
Earnings before interest expense and income taxes	40.5	40.5	64.0	40.5	64.0	64.0

Earnings coverage	0.4	0.4	0.6	1.7	2.7	3.4

Interest requirements
Interest as per financial statements:
Interest on bank debt	14.9	14.9	14.9	14.9	14.9	14.9
Interest on Series A Subordinate Notes	83.7	83.7	83.7	—	—	—
Amortization of issue expenses	0.9	0.9	0.9	0.9	0.9	—

	99.5	99.5	99.5	15.8	15.8	14.9
Adjustments to interest expense:
Reduction in interest on bank debt	—	(10.4)	(10.4)	(10.4)	(10.4)	(9.8)
Interest expense on convertible debenture (cash)	—	13.5	13.5	13.5	13.5	13.5
Interest expense on convertible debenture
(non-cash)	—	4.5	4.5	4.5	4.5	—

	99.5	107.1	107.1	23.4	23.4	18.6

Earnings before interest expense and income taxes
Net earnings (loss) as per financial statements	(31.8)	(31.8)	(13.3)	(31.8)	(13.3)	(13.3)
Income tax expense (recovery)	(27.2)	(27.2)	(22.2)	(27.2)	(22.2)	(22.2)
Interest on Series A Subordinate Notes	83.7	83.7	83.7	83.7	83.7	83.7
Interest on bank debt	14.9	14.9	14.9	14.9	14.9	14.9
Amortization of issue expenses	0.9	0.9	0.9	0.9	0.9	0.9

	40.5	40.5	64.0	40.5	64.0	64.0

	Twelve months ended September 30, 2008
	(in millions of Cdn$)
			Pro forma		Adjusted pro	Adjusted pro forma
			earnings		forma earnings	earnings coverage
		Pro forma	coverage before	Adjusted pro	coverage before	before discontinued
		earnings	discontinued	forma earnings	discontinued	operations and non-
	Actual	coverage(1)(2)	operations(2)(3)	coverage(2)(4)	operations(2)(5)	cash interest(2)(6)

Interest requirements	95.5	105.9	105.9	21.9	21.9	17.3
Earnings before interest expense and income taxes	(13.4)	(13.4)	14.2	(13.4)	14.2	14.2

Earnings coverage	(0.1)	(0.1)	0.1	(0.6)	0.6	0.8

Interest requirements
Interest as per financial statements:
Interest on bank debt	11.1	11.1	11.1	11.1	11.1	11.1
Interest on Series A Subordinate Notes	84.0	84.0	84.0	—	—	—
Amortization of issue expenses	0.4	0.4	0.4	0.4	0.4	—

	95.5	95.5	95.5	11.5	11.5	11.1
Adjustments to interest expense:
Reduction in interest on bank debt	—	(7.6)	(7.6)	(7.6)	(7.6)	(7.3)
Interest expense on convertible debenture (cash)	—	13.5	13.5	13.5	13.5	13.5
Interest expense on convertible debenture
(non-cash)	—	4.5	4.5	4.5	4.5	—

	95.5	105.9	105.9	21.9	21.9	17.3

Earnings before interest expense and income taxes
Net earnings (loss) as per financial statements	(79.4)	(79.4)	(56.8)	(79.4)	(56.8)	(56.8)
Income tax expense (recovery)	(29.5)	(29.5)	(24.5)	(29.5)	(24.5)	(24.5)
Interest on Series A Subordinate Notes	84.0	84.0	84.0	84.0	84.0	84.0
Interest on bank debt	11.1	11.1	11.1	11.1	11.1	11.1
Amortization of issue expenses	0.4	0.4	0.4	0.4	0.4	0.4

	(13.4)	(13.4)	14.2	(13.4)	14.2	14.2

(1)	The pro forma earnings coverage ratios have been calculated as the ratio of net earnings before interest expense and income taxes to interest expense (including interest on bank debt, interest on the Series A Subordinate Notes and cash and non-cash interest on the Debentures and Private Debentures (the “convertible debentures”)). As discussed under the heading “Recent Developments — Amendments to Stapled Units”, interest on the Series A Subordinate Notes will be modified, effective as of December 31, 2008, from 12% to a variable rate between 2% and 12% and the rate is to be based on distributable cash levels. For the earnings coverage calculations, no adjustment has been made to the historical interest amount, which is based on the historical interest rate of 12%. The amount of cash interest payable will depend on distributable cash levels. The amount of annual interest expense for accounting purposes relating to the Series A Subordinate Notes has not been determined and will be affected by a number of factors, including whether the changes to the terms of the existing Subordinate Note Indenture represent a modification or extinguishment (as defined under GAAP) of the Subordinate Notes and, if the changes to the terms of the Subordinate Note Indenture represent extinguishment, the fair value assigned to the Subordinate Notes at the date of extinguishment. The effective interest rate for accounting purposes of the Series A Subordinate Notes will likely vary from the interest rate that is paid out each period and the rate could exceed 12%. The convertible debentures have an aggregate face value of $150,000,000 and a coupon rate of 9%. After taking account of the optional conversion feature, the fair value of debt component of the convertible debentures, net of transaction costs, is $119.5 million with an effective interest rate of 12.0%. In order to achieve an earnings coverage ratio of one to one, the Company would need to have earned an additional $66.6 million for the 12 month period ended December 31, 2007 and $119.3 million for the 12 month period ended September 30, 2008.

(2)	The pro forma earnings coverage ratios have been calculated to give effect to the issuance of the convertible debentures as if such debentures had been issued on January 1, 2007 for the 12 month period ended December 31, 2007 and October 1, 2007 for the 12 month period ended September 30, 2008.

(3)	The pro forma earnings coverage ratios before discontinued operations have been calculated as the ratio of net earnings before interest expense, income taxes and discontinued operations to interest expense (including interest on bank debt, interest on the Series A Subordinate Notes and cash and non-cash interest on the Debentures and Private Debentures). In order to achieve an earnings coverage ratio of one to one, the Company would need to have earned an additional $43.1 million for the 12 month period ended December 31, 2007 and $91.7 million for the for the 12 month period ended September 30, 2008.

(4)	The adjusted pro forma earnings coverage ratios have been calculated as the ratio of net earnings before interest expense and income taxes to interest expense excluding interest on the Series A Subordinate Notes (including interest on bank debt and cash and non-cash interest on the Debentures and

Private Debentures). In order to achieve an earnings coverage ratio of one to one for the 12 month period ended September 30, 2008, the Company would need to have earned an additional $35.3 million.

(5)	The adjusted pro forma earnings coverage ratios before discontinued operations have been calculated as the ratio of net earnings before interest expense, income taxes and discontinued operations to interest expense excluding interest on the Series A Subordinate Notes (including interest on bank debt and cash and non-cash interest on the convertible debentures. In order to achieve an earnings coverage ratio of one to one for the 12 month period ended September 30, 2008, the Company would need to have earned an additional $7.7 million.

(6)	The adjusted pro forma earnings coverage ratios before discontinued operations and non-cash interest have been calculated as the ratio of net earnings before interest expense, income taxes and discontinued operations to interest expense excluding interest on the Series A Subordinate Notes and non-cash interest on the convertible debentures (including interest on bank debt and cash interest on the convertible debentures). In order to achieve an earnings coverage ratio of one to one for the 12 month period ended September 30, 2008, the Company would need to have earned an additional $3.1 million. Net income for the period ended September 30, 2008 includes a $3 million one-time restructuring charge which, if adjusted for, would result in an earnings coverage ratio of one to one.

DESCRIPTION OF STAPLED UNITS

Each Stapled Unit consists of: (a) one subordinate note receipt (a “Subordinate Note Receipt”) representing Series A Subordinate Notes with a principal amount of Cdn$8.978806569; (b) 100 preferred shares with a par value of Cdn$0.024456 per share (“Preferred Shares”); and (c) one common share (“Common Share”) of the Company. The securities comprising a Stapled Unit trade together as a Stapled Unit and cannot be transferred except as part of a Stapled Unit until the earlier of:

(a)	the maturity date of the Series A Subordinate Notes represented by the Subordinate Note Receipts;

(b)	the date of accelerated repayment of the principal amount of the Series A Subordinate Notes represented by the Subordinate Note Receipts following an event of default as provided for in the Subordinate Note Indenture; and

(c)	the amendment to the special rights and restrictions of the Preferred Shares and the Common Shares and the terms of the note deposit agreement governing the Subordinate Note Receipts (the “Note Deposit Agreement”) to remove the restrictions on the transfer of Preferred Shares, Common Shares and Subordinate Note Receipts except as part of a Stapled Unit.

Each Stapled Unit is equal to each other Stapled Unit in all respects, and entitles the holder of a Stapled Unit, initially, to the rights of a holder of a Subordinate Note Receipt, 100 Preferred Shares and a Common Share.

Common Shares

Holders of Common Shares forming part of the Stapled Units are entitled to receive notice of and to attend all meetings of the Company’s shareholders (except meetings of holders of any other class of the Company’s shares) and to vote (one vote per Common Share) at such meetings. Holders of Common Shares are, at the discretion of the Company’s board of directors and subject to applicable legal restrictions, entitled to receive rateably any dividends declared by the board of directors on the Common Shares from time to time to the exclusion of the holders of the Preferred Shares, and are entitled to participate rateably in any distribution to the Company’s shareholders upon a liquidation, dissolution or winding-up after payment of any amounts payable to the holders of the Preferred Shares or the Company’s preferred shares of any other class outstanding. There are no pre-emptive, redemption or outstanding conversion rights attached to the Common Shares.

Preferred Shares

Holders of Preferred Shares forming part of the Stapled Units are entitled, upon the Company’s liquidation, dissolution or winding up, to receive an amount equal to the par value of Cdn$0.024456 per share together with all dividends declared but unpaid thereon (the “Redemption Amount”), pari passu with the holders of the Company’s preferred shares of any other class outstanding, but before any distribution to the holders of the Common Shares. The holders of the Preferred Shares will be entitled to receive such dividends as may be declared on the Preferred Shares by the Company’s board of directors from time to time, to the exclusion of the holders of the Common Shares and any other class of the Company’s preferred shares outstanding, and are not entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders except as may be provided under the Business Corporations Act (British Columbia). The Preferred Shares may be redeemed at the Company’s option in whole at any time or in part from time to time at the Redemption Amount.

The terms of the Preferred Shares require us to make an election pursuant to subsection 191.2(1) Part V1.1 of the Tax Act, so that no holder of Preferred Shares will be subject to tax under section 187.2 of the Tax Act on dividends received on the Preferred Shares.

The Subordinate Note Receipts

The Series A Subordinate Notes forming part of the Stapled Units are represented by Subordinate Note Receipts in order to allow us to issue additional Stapled Units equivalent to the Company’s other outstanding Stapled Units where the rate of interest to be paid on the subordinate notes issued under the Subordinate Note Indenture (“Subordinate Notes”) comprising the additional Stapled Units is required to be different than that payable on series of Subordinate Notes already outstanding. Accordingly, the Subordinate Notes forming part of any additional issue of Stapled Units may be of a series other than Series A Subordinate Notes.

In its capacity as custodian for the Subordinate Notes, Valiant Trust Company (the “Custodian”) holds the outstanding Subordinate Notes of all series and issues the Subordinate Note Receipts forming part of the Stapled Units. Each Subordinate Note Receipt ranks equally with all other Subordinate Note Receipts. In order to ensure that each Subordinate Note Receipt is equivalent to all other Subordinate Note Receipts forming part of the current issue or subsequent issues of Stapled Units, each Subordinate Note Receipt represents one unit of Subordinate Notes entitling the holder to an interest payment per unit of Cdn$1.077456788 per annum and to an equal amount per unit after any repayment of principal and/or premium, if any, on maturity, redemption or acceleration on default of the Subordinate Notes. Under the Note Amendments, the interest payment will be modified effective as of December 31, 2008. See “Recent Developments — Amendments to Stapled Units”. These provisions, set out in the Note Deposit Agreement, are designed to ensure that the economic benefit of each series of Subordinate Notes will be financially equivalent to all other series of Subordinate Notes even though the face or principal amount of each series and the stated rate of interest thereon may be different.

The Note Deposit Agreement also contains provisions to the effect that if a take-over bid is made for all Stapled Units and not less than 90% of the outstanding Stapled Units (other than Stapled Units beneficially owned or controlled at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire, on the same terms, the Stapled Units (including the underlying Subordinate Note Receipts) held by holders of Stapled Units who did not accept the offer.

The Subordinate Notes

General

Subordinate Notes are issued as unsecured junior subordinate notes under the Subordinate Note Indenture between the Company and Valiant Trust Company (the “Subordinate Note Trustee”). The aggregate principal amount of Subordinate Notes that can be issued under the Subordinate Note Indenture is unlimited. The Subordinate Note Indenture can be amended by supplemental indentures providing for the creation and issue of additional series of Subordinate Notes in such amounts, without limit as to aggregate principal amount, and bearing such rates of interest, providing for such payments of principal (whether by instalment, sinking fund or otherwise), maturing on such dates and having such other attributes and characteristics as may be set forth in the supplemental indenture creating and defining such series of additional Subordinate Notes.

The Series A Subordinate Notes are not subject to a sinking fund provision. The principal amount of the Series A Subordinate Notes plus accrued and unpaid interest thereon will become due on August 31, 2038, unless such date is extended by the Company at the time of the issuance of additional Subordinate Notes to a date not later than the earlier of (a) the date of maturity of such additional Subordinate Notes and (b) August 31, 2048, and will be payable by cash or, at the Company’s option, by delivery of Common Shares to the Subordinate Note Trustee for the benefit of the holders of the Series A Subordinate Notes.

The Series A Subordinate Notes will be issued in fully registered form only in denominations of Cdn$8.978806569 and integral multiples thereof.

Rank and Subordination

The Series A Subordinate Notes are unsecured debt obligations of the Company and rank pari passu with all other Subordinate Notes issued under the Subordinate Note Indenture and all other unsecured indebtedness of the Company to which the Subordinate Notes are not subordinated. The Subordinate Note Indenture provides that the Subordinate Notes are subordinated and junior in right of payment to:

(a)	the principal (including redemption payments), premium, if any, interest and other payment obligations in respect of (i) indebtedness for money borrowed by the Company and (ii) indebtedness evidenced by debentures, bonds, notes or other similar instruments issued by the Company, including any such securities issued under any indenture or other instrument to which the Company is a party (including indentures pursuant to which subordinated debentures have been or may be issued);

(b)	all of the Company’s capital lease obligations;

(c)	all of the Company’s obligations issued or assumed as the deferred purchase price of property, all of the Company’s conditional sale obligations, all of the Company’s hedging agreements and agreements of a similar nature thereto and all agreements relating to any such agreements, and all of the Company’s obligations under any title retention agreements (but excluding trade accounts payable arising in the ordinary course of business);

(d)	all of the Company’s obligations for the reimbursement of amounts paid pursuant to any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

(e)	all obligations of the type referred to in items (a) through (d) above of other persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; and

(f)	all obligations of the type referred to in items (a) through (d) above of other persons secured by any lien on any of the Company’s property or assets (whether or not such obligation is assumed by the Company), except for (i) any such indebtedness that contains express terms, or is issued under an indenture or other instrument which contains express terms providing that it is subordinate to or ranks pari passu with the Subordinate Notes and (ii) any indebtedness between the Company and its affiliates which obligations are of the type referred to in items (a) through (d) above which have been designated as senior indebtedness by the Company in the agreement or instrument by which such indebtedness is assumed, created or incurred by the Company or pursuant to which its liability for such indebtedness arises.

Such senior indebtedness also includes all indebtedness and liabilities of the Company including the principal of and premium, if any, and interest on, indebtedness of the Company which, by the terms of the instrument or agreement creating, evidencing or governing the same, is expressed to rank in right of payment in priority to the indebtedness evidenced by the Subordinate Notes.

No payment of principal (including redemption payments) or interest on the Subordinate Notes may be made and the Subordinate Note Trustee is not entitled to receive, retain or make any payments on account of the indebtedness represented by the Subordinate Notes or to demand or institute proceedings for the collection of, or receive any payment or benefit on account of, the Subordinate Notes:

(a)	if any senior indebtedness of the Company is not paid when due;

(b)	if any applicable grace period with respect to a payment default on senior indebtedness has ended and such default has not been cured or waived or ceased to exist; or

(c)	if the maturity of any senior indebtedness has been accelerated because of a default and not been rescinded or such senior indebtedness is not repaid in accordance with its terms.

Upon any distribution of the Company’s assets to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all principal, premium, if any, and interest due with respect to all senior indebtedness of the Company must be paid in full before the holders of the Subordinate Notes are entitled to receive or retain any payment.

The Subordinate Note Indenture and the Subordinate Notes do not contain any covenants or other provisions designed to afford holders of the Subordinate Notes protection in the event of a highly leveraged transaction involving the Company or any of its subsidiaries.

Interest

The Series A Subordinate Notes bear interest at the rate of 12% per annum payable quarterly in arrears except as provided below. Interest accrued to January 1, April 1, July 1 and October 1 of each year (each a “Subordinate Note Interest Accrual Date”) will be paid on the 15th day of the month (each a “Subordinate Note Interest Payment Date”) next following each Subordinate Note Interest Accrual Date to the person in whose name each such note is registered on the preceding Subordinate Note Interest Accrual Date or to the order of such person.

The amount of interest payable for any period will be computed on the basis of a 360-day year of 12 months of 30 days each. In the event that any date on which interest is payable on the Subordinate Notes is not a business day, then payment of the interest otherwise due on such date will be made on the next succeeding business day (and without any interest or other payment in respect of any such delay) except that, if such business day is in the next succeeding calendar year, then such payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on such date. Interest payments will be made in an amount equal to the interest accrued from and including the immediately preceding Subordinate Note Interest Accrual Date in respect of which interest has been paid or duly made available for payment (or from and including the date of issue, if no interest has been paid or duly made available for payment) to but excluding the applicable Subordinate Note Interest Accrual Date or the maturity date of the Subordinate Notes, as the case may be.

Under the Note Amendments approved at the Special Meeting, the Subordinate Note Indenture will be amended, effective as of December 31, 2008, to, among other things, change the rate of interest on the Series A Subordinate Notes from a fixed rate of 12% per annum to a variable rate of between 2% and 12% per annum to be set from time to time based on the Company’s distributable cash. See “Recent Developments — Amendments to Stapled Units”.

Option to Defer Interest Payments

The Company has the right, at any time and from time to time, to defer payments of interest on the Subordinate Notes for a period of up to 27 consecutive months commencing on the Subordinate Note Interest Payment Date on which such interest is payable (the “Deferral Period”). See “Recent Developments — Amendments to Stapled Units”. During any Deferral Period, the Company may not declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of the Company’s shares, other than:

(a)	as a result of an exchange or conversion of any class or series of the Company’s shares or rights to acquire such shares for any other class or series of the Company’s shares or rights to acquire such shares;

(b)	the purchase of fractional interests in the Company’s shares pursuant to the conversion or exchange provisions of such shares or the security being converted or exchanged;

(c)	dividends or distributions on the Company’s shares or rights to acquire such shares paid with the Company’s shares or rights to acquire such shares; or

(d)	dividends or distributions upon, or redemptions, purchases or acquisitions of the Company’s shares held by the Company’s wholly-owned subsidiaries.

In addition, during any Deferral Period the Company may not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities or indebtedness for borrowed money issued or incurred by the Company that rank pari passu with or junior to the Subordinate Notes.

At or prior to the termination of any Deferral Period, the Company may further defer payments of interest by paying, in cash or in shares (as described below under “Common and/or Preferred Shares Payment Election”), the amount of deferred interest payable at the commencement of a Deferral Period as last extended, thereby extending the commencement of such Deferral Period, provided, however, that no Deferral Period may exceed a period of 27 consecutive months from its commencement, as last extended, or extend beyond the maturity date of the Subordinate Notes or, in case of a share payment election (as described below under “Common and/or Preferred Shares Payment Election”) in respect of the maturity amount, the Share Delivery Date as provided for under the Subordinate Note Indenture (the “Payment Date”). The Company may, at any time during a Deferral Period, commence a new Deferral Period for up to 27 consecutive months, subject to the terms described in the Subordinate Note Indenture. There may be multiple Deferral Periods of various lengths, each of up to 27 consecutive months, throughout the term of the Subordinate Notes, but none of the Deferral Periods may extend beyond the Payment Date.

During a Deferral Period, interest will accrue but will not compound. All deferred interest will be paid on the Subordinate Note Interest Payment Date at the end of such Deferral Period, as last extended, and, in any event, no later than the relevant Payment Date. Deferred interest will not be required to be paid during a Deferral Period except at the end thereof, as last extended. The Company will use reasonable efforts to give the holders of the Subordinate Notes notice of the initiation of any Deferral Period, and any extensions thereof, at least 21 business days prior to the earlier of (a) the next succeeding Interest Payment Date or (b) the date upon which the Company is required to give notice to any applicable regulatory body or holders of the Subordinate Notes on the Subordinate Note Interest Accrual Date or Subordinate Note Interest Payment Date, in each such case with respect to interest payments the payment of which is being deferred.

Under the Note Amendments approved at the Special Meeting, the Subordinate Note Indenture will be amended, effective as of December 31, 2008, to, among other things, reduce the period over which the Company can defer payments of interest on the Series A Subordinate Notes from 27 months to 18 months, and provide that the Company may only exercise this deferral right in respect of interest payments for periods where the applicable interest rate on the Series A Subordinate Notes is 2%. See “Recent Developments — Amendments to Stapled Units”. In addition, the Company has deferred payment of the distribution in respect of its most recent quarter. The deferred amount, if and when paid, will be distributed to all holders of Stapled Units then outstanding.

Common and/or Preferred Shares Payment Election

The Company may elect, from time to time, to satisfy its obligation to pay any interest (including deferred interest) on any Interest Payment Date on the Subordinate Notes by delivering Common Shares and/or, at its election, Preferred Shares. The Company may also elect, from time to time, to pay the principal amount of the Subordinate Notes plus accrued and unpaid interest thereon on the maturity date by delivering Common Shares. Such election is referred to in this prospectus as a “Share Payment Election”. The Company may make a Share Payment Election by delivering written notice (a “Share Election Notice”) to the Subordinate Note Trustee, subject to complying with applicable securities laws and other laws and to obtaining all appropriate regulatory approvals. In case of a Share Payment Election in respect of the payment of an interest amount, in the Share Election Notice the Company will inform the Subordinate Note Trustee of (a) the amount of interest that is to be paid and the aggregate amount (not exceeding the amount of interest) that is to be paid by the Subordinate Note Trustee as the subscription price for Common Shares and/or Preferred Shares and (b) the proportion of such amount that is to be paid by the Subordinate Note Trustee for Common Shares and/or Preferred Shares, if any. In case of a Share Payment Election in respect of payment of the principal amount and accrued and unpaid interest on the maturity date, in the Share Election Notice the Company will inform the Subordinate Trustee of the aggregate amount that is to be paid by the Subordinate Note Trustee as the subscription price for Common Shares. The Subordinate Note Trustee will then be required to subscribe for and purchase from the Company, on behalf of the holders of the Subordinate Notes (or the series of Subordinate Notes in respect of which such payment is being made, as the case may be), Common Shares and/or Preferred Shares, as the case may be, each at the fair market value of a Common Share or Preferred Share, as the case may be, determined by an independent investment dealer, or other valuer qualified to provide an opinion with respect to the fair market value of such Common Shares and/or Preferred Shares, as the case may be, selected by the Company for such purpose and acceptable to the Subordinate Note Trustee. If the Company exercises the Share Payment Election in respect of payment of the principal amount of the outstanding Subordinate Notes, such election must be delivered to the Subordinate Note Trustee no sooner than 180 days and no later than 60 days prior to the maturity date of the Subordinate Notes. The Company may withdraw a Share Election Notice at any time prior to the consummation of the issue and sale of the shares that are the subject of such Share Election Notice, in which case the Company will be obligated to pay in cash all interest (or principal amount of the Subordinate Notes plus accrued and unpaid interest thereon, as the case may be) in respect of which the Company initially gave notice of a Share Payment Election.

In the event the Subordinate Note Trustee subscribes for shares as a result of the Company making a Share Payment Election, the Company will enter into a customary share purchase agreement with the Subordinate Note Trustee to govern the issuance of such shares, and will comply with all applicable laws, including all applicable Canadian securities laws and all rules and regulations of any stock exchange on which the Common Shares are then listed. The Company will pay all fees and expenses in connection with such share purchase agreement.

Common Shares and/or Preferred Shares issued to the Subordinate Note Trustee pursuant to a Share Payment Election will be delivered to the Custodian under the Note Deposit Agreement to be held for the benefit of the holders of the Subordinate Note Receipts. In the case of Common Shares and/or Preferred Shares issued to the Subordinate Note Trustee in respect of interest, these shares will be held by the Subordinate Note Trustee for the benefit of the holders of the Subordinate Note Receipts according to the amounts of interest to which each such holder was entitled and from the payment of which the Subordinate Note Trustee subscribed for Common Shares and/or Preferred Shares. In the case of Common Shares issued to the Subordinate Note Trustee in respect of the principal amount of the Subordinate Notes and accrued and unpaid interest thereon, these shares will be delivered by the Custodian to the holders of the Subordinate Note Receipts according to the amounts payable to each such holder upon the maturity of the Subordinate Notes upon their request.

The Company may only issue Common Shares and/or Preferred Shares pursuant to a Share Payment Election if, on the date of such issuance, the Common Shares are listed on a major stock exchange or other quoted market in Canada or the United States and there has not occurred any event of default in respect of the Subordinate Notes (as described below under “Events of Default”).

Under the Note Amendments approved at the Special Meeting, the Subordinate Note Indenture will be amended, effective as of December 31, 2008, to, among other things, replace the Company’s current right to elect to pay interest on the Series A Subordinate Notes by delivering Common Shares and/or Preferred Shares with the right to elect to pay interest on the Series A Subordinate Notes by delivering Stapled Units. See “Recent Developments — Amendments to Stapled Units”.

Exchange for Changes in Canadian Tax Law

The Subordinate Notes of any series may be exchanged at the Company’s option for a new series of Subordinate Notes, in whole but not in part, in the event there is a change to the tax laws of Canada, or the interpretation thereof, that would in the opinion of the Company’s counsel give rise to more than an insubstantial risk that the Company could be denied the deduction of interest paid or payable in respect of the Subordinate Notes (other than Deferred Interest pursuant to the Subordinate Note Indenture and other than an amount of interest the deduction of which is denied under subsection 18(4) of the Tax Act in computing the Company’s income for purposes of the Tax Act). The Company may exercise such right of exchange, on not less than 30 days’ and not more than 60 days’ prior written notice to the holders of such Subordinate Notes, on a day falling on or after the 91st day following the occurrence and during the continuance of such an event if, within the 90-day period following such event, the Company is unable to avoid the adverse effect of such event by taking some ministerial action or pursuing some other reasonable measure that will have no adverse effect on the Company or the holders of the Subordinate Notes. The new series of Subordinate Notes will be identical in all respects to the series of Subordinate Notes to be exchanged, except that the Company will not be entitled to elect to pay interest on, or the principal amount of, the new series of Subordinate Notes by delivering Common Shares pursuant to a Share Payment Election as provided for under the Subordinate Note Indenture.

Canadian Withholding Taxes

The Subordinate Note Indenture and the Subordinate Notes do not contain any covenants or other provisions requiring the Company to make payment free of and without withholding or deduction for or on account of any tax or other government charge imposed or levied by the Government of Canada or any Canadian province or territory (or by any authority or agency therein or thereof) having power to tax or to pay any additional amounts if the Company is so required to withhold or deduct any such amounts for or on account of such Canadian taxes from any payment made under or with respect to the Subordinate Notes. If the Company is required to withhold or deduct any such amount for or on account of Canadian taxes for any payment made under or in respect of the Subordinate Notes, the Company will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law.

Purchase by the Company

The Company may, at any time and from time to time, purchase Subordinate Notes in the market by purchasing Stapled Units (which will include the purchase from or through an investment dealer or a firm holding membership in a recognized stock exchange) or by tender or private contract at any price. Subordinate Notes that are so purchased will be cancelled and may not be reissued.

Redemption

The Subordinate Notes will not be redeemable at the option of the Company prior to, but will be redeemable, in whole but not in part, during the period commencing 180 days prior to the maturity date of the Subordinate Notes and ending on the maturity date, provided that no Subordinate Notes may be redeemed while any senior indebtedness of the Company is outstanding.

Mergers, Consolidations or Amalgamations

The Subordinate Note Indenture provides that the Company may not amalgamate or consolidate with or merge into any other person, or convey, transfer or lease, or permit one or more of the Company’s subsidiaries to convey, transfer or lease, all or substantially all of its property and assets, on a consolidated basis, to any person unless certain conditions are met, including that: (a) either the Company is the continuing corporation or such other person assumes by supplemental indenture all of the Company’s obligations under the Subordinate Note Indenture; (b) at the time of and immediately after the transaction, there has not occurred any event of default in respect of the Subordinate Notes; and (c) the surviving person is a corporation, partnership or trust organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia.

Events of Default

The Subordinate Note Indenture provides, among other events, that any one or more of the following described events which has occurred and is continuing constitutes a “Subordinate Note Event of Default” with respect to the Subordinate Notes:

(a)	failure for 30 days to pay interest on the Subordinate Notes in cash or pursuant to the Share Payment Election when due and which failure continues beyond the end of the Deferral Period, if any, in respect thereof, as last extended;

(b)	failure to pay the principal on the Subordinate Notes in cash or pursuant to the Share Payment Election when due whether at maturity, upon redemption, by acceleration on default or otherwise;

(c)	acceleration of any senior indebtedness of the Company, or any indebtedness of the Company’s material subsidiaries, exceeding Cdn$25 million;

(d)	failure to observe or perform any other covenant contained in the Subordinate Note Indenture or the Subordinate Notes for 60 days after written notice thereof to the Company from the Subordinate Note Trustee or the holders of at least 25% in principal amount of the outstanding Subordinate Notes; or

(e)	certain events of bankruptcy, insolvency or reorganization of the Company or any of its material subsidiaries, under a bankruptcy or insolvency law.

The holders of a majority in aggregate principal amount of the outstanding Subordinate Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinate Note Trustee or exercising any trust or power conferred on the Subordinate Note Trustee relating to or arising upon a Subordinate Note Event of Default with respect to the Subordinate Notes, provided that certain conditions are satisfied. The Subordinate Note Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Subordinate Notes may direct the Subordinate Note Trustee to declare the principal of and interest on the Subordinate Notes (including accrued interest, if any), and any other amounts payable under the Subordinate Note Indenture, to be forthwith due and payable immediately upon a Subordinate Note Event of Default, but the holders of a majority in aggregate principal amount of the outstanding Subordinate Notes may annul such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured instalments of interest and principal due with respect to the Subordinate Notes, otherwise than by acceleration, has been deposited with the Subordinate Note Trustee.

The Subordinate Note Indenture provides that no holder of the Subordinate Notes may institute any proceeding with respect to the Subordinate Note Indenture unless:

(a)	such holder has previously given to the Subordinate Note Trustee written notice of any Subordinate Note Event of Default and continuance thereof;

(b)	the holders of not less than 25% in aggregate principal amount of the outstanding Subordinate Notes have requested the Subordinate Note Trustee to institute such proceeding and have offered the Subordinate Note Trustee reasonable indemnity in respect thereof;

(c)	the Subordinate Note Trustee has not instituted such proceeding within 60 days of such request;

(d)	the Subordinate Note Trustee has not received directions inconsistent with such written request by the holders of a majority or more in aggregate principal amount of the outstanding Subordinate Notes; and

(e)	any remedies blockage period that the Subordinate Note Trustee has agreed to with any holder of specified senior indebtedness of the Company pursuant to the Subordinate Note Indenture has expired.

The holders of a majority in aggregate principal amount of the outstanding Subordinate Notes may, on behalf of the holders of all Subordinate Notes, waive any past default and its consequences, except a default in the payment of principal or interest when due (unless such default has been cured and a sum sufficient to pay all matured instalments of interest and principal due, otherwise than by acceleration, has been deposited with the Subordinate Note Trustee).

Notwithstanding the foregoing, the Subordinate Note Trustee will, at the Company’s direction, enter into an agreement with the holders of certain senior indebtedness of the Company, or any trustee for such holders, agreeing with such holders or such trustee not to accelerate or commence or take any action, suit or other proceeding to enforce the rights of the holders of the Subordinate Notes during the period of 36 consecutive months following a Subordinate Note Event of Default while such senior indebtedness is outstanding. See “— Priority Agreements”.

Limitation on Transactions

In the event that the Company has exercised its right to defer payment of interest as provided in the Subordinate Note Indenture and such Deferral Period is continuing, or there has occurred and is continuing any Subordinate Note Event of Default, then:

(a)	the Company may not declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of its shares (other than (i) as a result of an exchange or conversion of any class or series of the Company’s shares or rights to acquire such shares for any other class or series of the Company’s shares or rights to acquire such shares, (ii) the purchase of fractional interests in the Company’s shares pursuant to the conversion or exchange provisions of such shares or the security being converted or exchanged, (iii) dividends or distributions made on the Company’s shares or rights to acquire such shares with the Company’s shares or rights to acquire such shares or (iv) dividends or distributions upon, or redemptions, purchases or acquisitions of, the Company’s shares held by wholly-owned subsidiaries); and

(b)	the Company may not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities or indebtedness for borrowed money issued or incurred by the Company that rank pari passu with or junior to the Subordinate Notes.

Modification

The Subordinate Note Indenture provides that modifications and alterations of the Subordinate Note Indenture and of Subordinate Notes issued from time to time may be made if authorized by extraordinary resolution. The Subordinate Note Indenture further provides that if such modifications or alterations will especially affect the rights of the holders of any series or part of a series of Subordinate Notes in a manner or to an extent substantially different from that in which the rights of the holders of any other series are affected, such modifications or alterations must also be authorized by an extraordinary resolution of the holders of each series or part thereof which is so affected. The term “extraordinary resolution” is defined in the Subordinate Note Indenture to mean, in effect, a resolution passed by the affirmative votes of the holders of not less than 66 2/3% of the aggregate principal amount of all outstanding Subordinate Notes and, in the case of a resolution voted on by holders of a series or part thereof, by the holders of not less than 66 2/3% of the aggregate principal amount of the series or part thereof entitled to vote in respect of the resolution, in each case represented and voting at a meeting or meetings of the relevant holders, or by an instrument or instruments in writing signed by the holders of not less than 66 2/3% of the aggregate principal amount of the Subordinate Notes and, in the case of a resolution voted on by the holders of a series or part thereof, signed by the holders of not less than 66 2/3% of the aggregate principal amount of the series or part thereof entitled to vote in respect of the resolution.

Priority Agreements

Priority Agreement with Senior Lenders

The Subordinate Note Trustee and the lenders under the Loan Agreement have entered into a priority agreement (the “Credit Facilities Priority Agreement”) with the Company whereby the Subordinate Note Trustee acknowledges that the Company’s obligations under the Loan Agreement and any derivative transactions entered into with a lender constitute “Senior Indebtedness” under the Subordinate Note Indenture. Pursuant to the Credit Facilities Priority Agreement, the Company’s obligations under the Subordinate Notes are postponed and made subordinate in right of payment to the prior payment in full of the Company’s obligations under the Senior Indebtedness. The Credit Facilities Priority Agreement provides that the Company may not make any payment or prepayment of principal, interest or other amount under the Subordinate Notes, except that if there is no default or event of default as defined in the Loan Agreement, the Company may make payment of interest and/or principal to holders of Subordinate Notes or make payment of reasonable remuneration and costs and expenses of the Subordinate Note Trustee, all in accordance with the terms of the Subordinate Note Indenture. The Credit Facilities Priority Agreement also provides that the Subordinate Note Trustee or holders of the Subordinate Notes are only entitled to accelerate the time of payment of the Subordinate Notes if a Subordinate Note Event of Default has occurred and continues for a period of 36 months after notice in writing of such Subordinate Note Event of Default has been given by the Subordinate Note Trustee to the lenders under the Loan Agreement. The

Subordinate Note Trustee and the holders of the Subordinate Notes also covenant in the Credit Facilities Priority Agreement not to:

(a)	petition the Company or certain of its subsidiaries into bankruptcy or initiate or participate in any similar proceedings unless they are entitled to accelerate the time of payment of the Company’s obligations under the Subordinate Notes as described above;

(b)	amend, alter or otherwise modify the Subordinate Note Indenture or any of the Subordinate Notes except for clerical or corrective changes; or

(c)	commence or initiate any action or proceeding to recover or receive payment of any of the Subordinate Notes, provided however that the holders of the Subordinate Notes may commence or initiate any action or proceeding consequent to an acceleration of the time for payment of any of the Company’s obligations under the Subordinate Notes as described above and may obtain judgement and levy execution with respect thereto, subject to proceeds being applied first to repayment in full of the Company’s obligations under the Loan Agreement in accordance with the Credit Facilities Priority Agreement.

The Subordinate Note Trustee and holders of the Subordinate Notes will not obtain, accept or hold any security from the Company or its subsidiaries for payment of the Company’s obligations under the Subordinate Notes. In the event of any payment or distribution of the Company’s assets, or those of certain of the Company’s subsidiaries, or payment under any insolvency, receivership or bankruptcy or other similar proceedings involving the Company or certain of its subsidiaries, the payment or distribution of such assets will be applied in accordance with the Credit Facilities Priority Agreement, with proceeds applied to the payment or prepayment of the Company’s obligations under the Loan Agreement in priority to the Subordinate Notes.

RISK FACTORS

An investment in the Debentures and the Stapled Units underlying the Debentures is subject to a number of risks. Prior to making an investment in the Debentures, potential investors should carefully consider the risks described under the heading “Risks and Uncertainties” found at pages 17 through 22 of the AIF.

Risks Relating to the Offering

Absence of Market for Rights and Debentures

There is currently no market through which the Rights or the Debentures may be sold, and purchasers of Debentures may not be able to resell Debentures acquired pursuant to the exercise of Rights or otherwise. There can be no assurance that an active trading market will develop for the Rights or the Debentures or, if developed, that such a market will be sustained. To the extent that an active trading market for the Rights or the Debentures does not develop, the pricing of the Rights or the Debentures in the secondary market, the transparency and availability of trading prices and liquidity of the Rights or the Debentures may be adversely affected.

Subordination

In respect of the payment of principal and interest, the Debentures will (a) rank pari passu in right of payment, without discrimination, preference or priority, with all other Debentures, any debentures issued pursuant to the Debenture Indenture and the Private Debentures and (b) be subordinate in right of payment to all Senior Indebtedness, as set forth in the Debenture Indenture.

The Debentures will not be secured by any mortgage, pledge, hypothec or other charge. In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Company, its property or its assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Company, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Company, holders of Senior Indebtedness will receive payment in full, and holders of Private Debentures will receive payment to the extent of the security interest in the assets of the Company granted to them, before the holders of Debentures are entitled to receive any payment or distribution of any kind or character. Following payment to holders of Private Debentures to the extent of the security interest granted thereto, the Debentures and the Private Debentures will rank pari passu. See “Description of Debentures — Subordination”.

Redemption Prior to Maturity

The Debentures will not be redeemable on or before February 11, 2012. After such date and on or prior to the Final Maturity Date, the Debentures may be redeemed in cash, in whole or in part, from time to time at the option of the Company on not more than 60 days and not less than 30 days notice, at a price equal to the principal amount plus accrued and unpaid interest, provided that (a) weighted average trading price for the Stapled Units on the TSX for the 30 consecutive trading days ending on the date that is no more than 10 business days prior to the date on which notice of redemption is given is greater than 200% of the Conversion Price and (b) no event of default under the Debenture Indenture has occurred and is continuing. Holders of Debentures should assume that the Company will exercise this redemption option if the Company is able to refinance at a lower interest rate or it is otherwise in the interests of the Company to redeem the Debentures.

Inability of the Company to Purchase Debentures

The holders of the Debentures will have the right to require the Company to repurchase their Debentures, in whole or in part, at a price equal to 110% of the principal amount of the Debentures, together with any accrued and unpaid interest, upon the occurrence of a Change of Control. It is possible that following a Change of Control the Company will not have sufficient funds to make the required repurchase of Debentures or that restrictions contained in other indebtedness will restrict those purchases. See “Description of Debentures — Change of Control”.

Dilution

The Company may issue Stapled Units in connection with the conversion of Debentures acquired pursuant to the exercise of Rights, as well as upon the conversion of additional Debentures, if any, issued by the Company from time to time to satisfy its obligation to pay interest on the Debentures. If a Unitholder does not exercise in full, or sells or otherwise transfers, its Rights, then, assuming conversion of some or all of the Debentures, such Unitholder’s current percentage ownership in TimberWest will be diluted as a result of the Offering, in addition to the dilution resulting from any conversion of the Private Debentures issued pursuant to the Investment Agreement.

Investment Eligibility

There can be no assurance that the Rights, the Debentures and the Stapled Units will continue to be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and deferred profit sharing plans and for arrangements that are tax-free savings accounts. The Tax Act imposes penalties where trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and deferred profit sharing plans and arrangements that are tax-free savings plans acquire or hold non-qualified investments. See “Eligibility for Investment”.

Risk Relating to the Credit Amendments and Concurrent Private Placement

The Credit Amendments May Not Become Effective

The Company has negotiated a comprehensive term sheet with its lenders regarding certain amendments to the Loan Agreement in order to provide what management believes is sufficient flexibility to operate through the current market downturn. The Credit Amendments have been approved by the Senior Lenders subject to, and will become effective following, execution and delivery of definitive documentation and fulfilment of certain conditions, including completion of the Offering and the Concurrent Private Placement. There can be no assurance that the conditions of the Credit Amendments will be satisfied. Similarly, there can be no assurance that the Credit Amendments will become effective on or prior to the Initial Maturity Date, if at all.

If the Credit Amendments do not become effective on or prior to the Initial Maturity Date, the maturity date of the Debentures will remain the Initial Maturity Date and the gross proceeds of the Offering will be applied to the repayment of the Debentures, as set forth under the heading “Description of the Debentures — Payment upon Redemption or Maturity”. In addition, if the Credit Amendments do not become effective on or prior to the Initial Maturity Date, and no alternative amendments to the Loan Agreement are negotiated between the Company and its lenders, there is a significant likelihood that the Company will be in default of its covenants under the Loan Agreement following the preparation and approval of its financial statements for the end of the 2008 calendar year. While the gross proceeds of the Offering will be held in trust and will be available to repay the principal amount of the Debentures on the Initial Maturity Date, the Company may be prohibited or not otherwise in a position to pay the interest thereon. Further, the Company may be forced to seek alternative means of raising capital, which could result in substantial dilution to Unitholders. The lenders could also seek to enforce their rights under the Loan Agreement, which could have a significantly negative impact on the liquidity and financial position of the Company. See “Recent Developments — Credit Amendments”.

The Concurrent Private Placement May Not be Completed

The completion of the Concurrent Private Placement is subject to certain conditions set out in the Investment Agreement, which must be satisfied or waived by February 27, 2009. There can be no assurance that such conditions will be satisfied by February 27, 2009, if at all, or that the Investment Agreement will not be terminated prior to completion of the Concurrent Private Placement. In such an event, the Company would be required to evaluate alternative methods of raising capital and may be required to take steps to enforce its rights under the Investment Agreement. In the event that the Company pursues other methods of raising capital, this could result in greater dilution to investors under this Offering than what they would have experienced had the Concurrent Private Placement been completed. The Company would also have to renegotiate the Credit Amendments, as completion of the Concurrent Private Placement is a condition that must be satisfied prior to the Credit Amendments becoming effective. If the Concurrent Private Placement is not completed, and the Company is not able to find an alternative source of financing, the Company’s financial position and liquidity may be significantly negatively impacted. See “Concurrent Private Placement — Investment Agreement”.

PLAN OF DISTRIBUTION

Each Unitholder of record on the Record Date will receive one Right for each Stapled Unit held. This prospectus qualifies for distribution under applicable Canadian securities laws the Rights and the Debentures issuable on the exercise of the Rights in each of the provinces of Canada. This prospectus also covers the offer and sale of the Debentures within the United States under the U.S. Securities Act. In the states of California, Maryland and Utah, Rights may only be exercised by Eligible U.S. Institutions. Unitholders in the states of California, Maryland and Utah who wish to determine if they are Eligible U.S. Institutions should contact the Company, Attention Beverlee F. Park, telephone (604) 654-4600. Ineligible U.S. Holders will not be permitted to exercise their Rights.

The Offered Securities have not been qualified under the securities laws of any jurisdiction other than the Eligible Jurisdictions. Except as described herein, Rights may not be exercised by or on behalf of an Ineligible Holder or an Ineligible U.S. Holder. This prospectus is not, and under no circumstances is to be construed as, an offering of any of the Offered Securities for sale in any Ineligible Jurisdiction or to Ineligible U.S. Holders or a solicitation therein or thereto of an offer to buy any securities. Rights Certificates will not be sent to any Unitholder with an address of record in an Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Details of the Offering — Ineligible Holders”.

The Company has entered into an agreement with the Dealer Managers (the “Dealer Manager Agreement”) pursuant to which the Dealer Managers will organize and participate in the solicitation in Canada of the exercise of the Rights in Canada. Affiliates of the Dealer Managers, including Genuity Capital Markets USA Corp., BMO Capital Markets Corp. and Raymond James (USA) Ltd. (the “U.S. Affiliates”), may solicit the exercise of Rights in the United States in the states of California, Maryland, New York and Utah, provided that in the states of California, Maryland and Utah, the U.S. Affiliates will solicit the exercise of Rights only from Eligible U.S. Institutions.

There is currently no market through which the Rights or the Debentures may be sold, and purchasers of Debentures may not be able to resell Debentures acquired pursuant to the exercise of Rights or otherwise. There can be no assurance that an active trading market will develop for the Rights or the Debentures or, if developed, that such a market will be sustained. To the extent that an active trading market for the Rights or the Debentures does not develop, the pricing of the Rights or the Debentures in the secondary market, the transparency and availability of trading prices and the liquidity of the Rights or the Debentures may be adversely affected. The TSX has conditionally approved the listing of the Rights distributed under this prospectus and the Stapled Units issuable upon the conversion of the Debentures and the Private Debentures. Listing of the Rights and such Stapled Units is subject to the Company fulfilling all of the listing requirements of the TSX.

RELATIONSHIPS BETWEEN TIMBERWEST AND THE DEALER MANAGERS

Certain of the Dealer Managers and their affiliates have in the past provided and may from time to time in the future provide certain commercial banking, financial advisory, investment banking and other services for the Company for which they will be entitled to receive separate fees. An affiliate of BMO Nesbitt Burns Inc., along with certain other lenders, is a lender to the Company pursuant to the Loan Agreement. Accordingly, the Company may be considered a “connected issuer” of BMO Nesbitt Burns Inc. within the meaning of applicable Canadian securities laws. As of September 30, 2008, there was approximately Cdn$235.3 million drawn under the credit facilities governed by the Loan Agreement, as well as commitments of Cdn$17.3 million relating to outstanding letters of credit. As of the date hereof, the Company is in material compliance with the terms and conditions of the credit facilities. Since the execution of the Loan Agreement, the lenders have not waived a breach, on the part of the Company, of the Loan Agreement. In connection with the Credit Amendments, the Senior Lenders have agreed that certain provisions of the Loan Agreement, including certain financial covenants, will not apply pending the effectiveness of the Credit Amendments. Pursuant to the Credit Amendments, all of TimberWest’s assets are, or will be, pledged to secure amounts outstanding under the Senior Indebtedness.

The decision to distribute the securities offered hereby and the determination of the terms of the Offering and of the Concurrent Private Placement were made through negotiations between the Company and the bcIMC Investors. The lender under the Loan Agreement in respect of which BMO Nesbitt Burns Inc. is an affiliate, did not have any involvement in such decision or determination. Other than as described in this prospectus, none of the Dealer Managers or their affiliates will receive any benefit from the Offering or the Concurrent Private Placement except for the Dealer Managers’ respective portions of the Dealer Manager Fee.

CONCURRENT PRIVATE PLACEMENT

Investment Agreement

In conjunction with the Offering, the Company has entered into the Investment Agreement with the bcIMC Investors. Under the Investment Agreement, the bcIMC Investors have agreed, subject to certain terms and conditions, to purchase Cdn$100,000,000 principal amount of Private Debentures on a firm commitment basis and an additional amount of Private Debentures on a standby basis. The principal amount of Standby Debentures that the bcIMC Investors have agreed to subscribe for will equal the aggregate principal amount of the Debentures not otherwise purchased by Unitholders pursuant to the exercise of Rights. In consideration for the Standby Commitment, the bcIMC Investors will be paid a fee equal to Cdn$2,000,000, representing 4% of the maximum principal amount of Standby Debentures issuable to them pursuant to the Standby Commitment.

Under the terms and conditions of the Investment Agreement, the Company has agreed to use the proceeds of the Concurrent Private Placement as described under “Use of Proceeds”, including the repayment of Senior Indebtedness. The obligations of the Company and the bcIMC Investors to complete the Concurrent Private Placement are subject to the satisfaction or waiver of certain conditions on or before February 27, 2009, including the conditions that the Offering will have been completed, the TSX will have provided conditional approval of the Concurrent Private Placement, the ancillary agreements to the Investment Agreement will have been executed and delivered and will remain in full force and effect, and the Credit Amendments will have become effective. See “Recent Developments — Credit Amendments”.

The Investment Agreement may be terminated prior to completion of the Concurrent Private Placement by mutual agreement of the parties, or by either party if any condition precedent to the obligations of such party has not been waived or satisfied by February 27, 2009 or if satisfaction of such condition is impossible. Completion of the Concurrent Private Placement will occur as soon as reasonably practicable after closing of the Offering.

Following the purchase by the bcIMC Investors of Private Debentures under the Firm Commitment, but without giving effect to the purchase by the bcIMC Investors of any Standby Debentures, the bcIMC Investors will own Private Debentures convertible into approximately 23.7% of the issued and outstanding Stapled Units on a partially diluted basis (assuming the conversion of all of the Debentures and all of the Private Debentures issued to the bcIMC Investors under the Firm Commitment). If the bcIMC Investors purchase the maximum number of Standby Debentures which they could be obligated to purchase under the Standby Commitment, the bcIMC Investors will own Private Debentures convertible into approximately 35.5% of the issued and outstanding Stapled Units on a partially diluted basis (assuming the conversion of all of the Private Debentures issued to the bcIMC Investors under the Firm Commitment and all of the Standby Debentures). The Company is relying on exemption from the TSX requirement to seek Unitholder approval of the Concurrent Private Placement on the basis of financial hardship.

Description of Private Debentures

General

Except as otherwise described herein, including in particular the security rights and additional rights provided in the Investors’ Rights Agreement, the Private Debentures have terms and conditions that are similar to those of the Debentures.

Maturity

Completion of the Concurrent Private Placement is conditional upon the Credit Amendments having become effective. Accordingly, the maturity date of the Private Debentures will be the Final Maturity Date.

Interest

Provided that the Company has not made a cash distribution to holders of Series A Subordinate Notes during the relevant interest period, the Company may, at its option, satisfy its obligation to pay interest on the Private Debentures by increasing the principal amount outstanding under the Private Debentures at such time by an amount equal to the aggregate interest amount payable for such interest period. No increase in the principal amount outstanding under the Private Debentures may result in the principal amount of the Private Debentures at any time not being divisible by 100, and any part of the interest which does not increase the principal amount of the Private Debentures in such increment will be paid to the holder in cash.

Conversion Privilege

If part or all of the principal amount of the Private Debentures, plus any accrued and unpaid interest thereon, is converted into Stapled Units, such conversion will not be effective until all approvals required under the Forest Act (British Columbia), the Competition Act (Canada) or other similar legislation, if any, are given or obtained from the applicable government authorities. The Private Debentures will remain convertible up to the Final Maturity Date or the day prior to the day the portion of the Private Debentures being redeemed becomes payable.

Redemption

If the Company elects to redeem part or all of the principal amount of the Private Debentures, subject to prior conversion of part or all of the principal amount of the Private Debentures and all accrued and unpaid interest thereon, the portion of the Private Debentures, in the case of clause (a) below, that is being redeemed or the remaining portion of the Private Debentures which was the subject of the notice of conversion but not converted, in the case of clause (b) below, that is being redeemed, plus all accrued and unpaid interest thereon, will become due and payable:

(a)	if the holder of the Private Debentures does not give a notice of conversion to the Company prior to the date specified in the redemption notice (the “Redemption Date”), on the Redemption Date; or

(b)	if the holder of the Private Debentures gives a notice of conversion to the Company prior to the Redemption Date and any regulatory approvals are required to be obtained in connection with such conversion, on the earlier of (i) the 120th day following the date of the redemption notice and (ii) two business days after the last applicable regulatory authority notifies the holder of the Private Debentures that such regulatory approvals will not be given or obtained.

Payment upon Redemption or Maturity

On redemption or maturity, the Company is required to repay the indebtedness represented by the Private Debentures by paying to the holders of the Private Debentures in lawful money of Canada an amount equal to the aggregate redemption price of the outstanding Private Debentures which are to be redeemed or the principal amount of the Private Debentures which have matured, in each case together with the accrued and unpaid interest thereon.

Security and Subordination

The Private Debentures will be secured by a general security agreement granted by the Company to the holders of the Private Debentures and a guarantee and general security agreement granted by the Company’s principal subsidiaries to the holders of the Private Debentures.

The payment of the principal of, and interest on, the Private Debentures will (a) rank pari passu in right of payment, without discrimination, preference or priority, with all the Debentures and (b) be subordinate in right of payment to all Senior Indebtedness. In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Company, its property or its assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Company, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Company, holders of Senior Indebtedness will receive payment in full, and holders of Private Debentures will receive payment to the extent of the security interest in the assets of the Company granted to them, before the holders of Debentures are entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon.

Change of Control

If there is a Change of Control at any time during the term of the Private Debentures, a holder of Private Debentures will have the right (the “Redemption Right”) to require the Company to redeem the Private Debentures, either in whole or in part, at a price equal to 110% of the principal amount of the Private Debentures then outstanding plus all accrued and unpaid interest on the portion of the Private Debentures being redeemed. A holder of Private Debentures may exercise the Redemption Right by delivering written notice of its intention to exercise the Redemption Right within 15 business days of the effective date of the Change of Control.

Investors’ Rights Agreement

In connection with the Concurrent Private Placement, the holders of the Private Debentures will enter into an investors’ rights agreement (the “Investors’ Rights Agreement”) with the Company under which the Company will grant certain rights to, and make certain covenants in favour of, the holders of the Private Debentures. The Investors’ Rights Agreement will provide that for so long as the holders of the Private Debentures hold Private Debentures in the aggregate principal amount of not less than $50,000,000, or a number of Stapled Units greater than or equal to the number of Stapled Units which may be issued on conversion of Private Debentures in the aggregate principal amount of $50,000,000, (a) the Company will, at the request of the holders, include up to two nominees of the holders of the Private Debentures on management’s proposed slate of directors for election at each meeting of Unitholders at which directors are elected and (b) until the maturity date of the Private Debentures, the holders of the Private Debentures have the right to request, subject to certain limitations, that the Company file a prospectus with its principal regulator to qualify the distribution of Stapled Units in Canada by the holders of the Private Debentures. With the expected addition of two new directors associated with the bcIMC Investors, two TimberWest directors, Ken Shields and Clark Binkley, have stepped down from the Company’s board of directors. The Investors’ Rights Agreement will also provide that for so long as the holders of the Private Debentures hold Stapled Units and Private Debentures representing at least 10% of the outstanding Stapled Units on an as-converted basis, the holders of the Private Debentures will have a pre-emptive right to acquire up to that number of Stapled Units, securities convertible into Stapled Units or other securities of the Company as will enable the holders of the Private Debentures, on completion of such offering of securities, to maintain their then current proportionate interest in the Company on a fully diluted basis. The Investors’ Rights Agreement will also provide that the holders of the Private Debentures may exchange all or part of the Private Debentures for Debentures for the same aggregate principal amount as the amount so exchanged.

The Investors’ Rights Agreement will also provide that the Company, and certain of its subsidiaries, will grant security to the holders of the Private Debentures to secure its obligations under the Private Debentures. The Company will also covenant in the Investors’ Rights Agreement that the Company will, and in some circumstances will cause certain of its subsidiaries to, among other matters:

(a)	ensure that the obligations under the Private Debentures rank senior in priority of security to any other agreement entered into by the Company or certain of its subsidiaries except as permitted in the Investors’ Rights Agreement;

(b)	pay the principal, interest and other monies to be paid to the holders of the Private Debentures in accordance with the terms of the Private Debentures; and

(c)	immediately notify the holders of the Private Debentures of any event of default under the Private Debentures or the Investors’ Rights Agreement.

The Company will also covenant in the Investors’ Rights Agreement that the Company will not, subject to certain exceptions, without the prior written consent of the holders of the Private Debentures, issue or agree to issue certain of its securities for a period of 180 days after the date of the issuance of the Private Debentures.

The Company will also covenant in the Investors’ Rights Agreement that the Company will not, and in some circumstances the Company will cause certain of its subsidiaries to not, except as permitted under the Investors’ Rights Agreement:

(a)	for so long as the holders of the Private Debentures hold Private Debentures in the principal amount of at least $50,000,000, (i) offer to acquire or redeem any outstanding Stapled Units without the prior written consent of the holders of the Private Debentures, (ii) implement any reorganization of its capital, the Debentures or the Private Debentures, (iii) enter into any asset sale agreement pursuant to which the Company would sell, lease, transfer or otherwise dispose of its assets or the assets of certain of its subsidiaries in excess of certain values, (iv) except for certain investments and any acquisition or investment financed entirely by the issue of Stapled Units, acquire or invest in any property that is not, or in any person that does not carry on, a business that is substantially similar to the Company’s business; (v) enter into any transaction whereby all or substantially all of the Company’s property, assets and undertaking, or those of certain of its subsidiaries, would become the property of another person; or (vi) enter into or engage in certain derivative transactions;

(b)	provide financial assistance to any person except in the ordinary course of business;

(c)	incur any debt which is not Senior Indebtedness in excess of certain thresholds which is senior to the Private Debentures in priority of payment or security;

(d)	create, assume, incur or permit to exist any encumbrances on any of the Company’s property, assets or undertaking, or any property, assets or undertaking of certain of its subsidiaries, that is senior in priority to the Private Debentures;

(e)	dispose of all or substantially all of the Company’s property, assets and undertaking or the property, assets and undertaking of certain of its subsidiaries;

(f)	make any cash distribution on the Subordinate Notes if an event of default has occurred and is continuing under the Private Debentures; or

(g)	do or permit anything to adversely affect the ranking or validity of the security granted by the Company to the holders of the Private Debentures.

The Investors’ Rights Agreement will also provide that if an event of default occurs under the Investors’ Rights Agreement, which includes any event of default under the Private Debentures and any default in the performance of certain of the Company’s obligations under the Investors’ Rights Agreement that remains unremedied for a period of 30 days, the outstanding principal amount payable under the Private Debentures plus all accrued and unpaid interest under the Private Debentures will become immediately due and payable together with any of the Company’s obligations under the Private Debentures.

The holders of the Private Debentures will covenant in the Investors’ Rights Agreement that: (a) they will not, without the Company’s prior written consent, acquire more than 1% of the outstanding Stapled Units or Debentures for a period of 180 days after the issuance of the Private Debentures, and thereafter until the first anniversary of the issuance of the Private Debentures, the holders of the Private Debentures will not in any manner, directly or indirectly, acquire any Stapled Units or Rights Offering Debentures in excess of such amount other than through ordinary market purchases on the TSX in the normal course; (b) they will not transfer the Private Debentures or the Stapled Units issued on conversion of the Private Debentures for a period of one year following the issuance of the Private Debenture other than transfers to affiliates and transfers in certain circumstances; and (c) until the first anniversary of the issuance of the Private Debentures, they will comply with certain standstill obligations.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, Canadian tax counsel to the Company, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who, for the purposes of the Tax Act and at all relevant times, holds a Right received under this Offering, a Debenture received on the exercise of Rights, and a Common Share, Preferred Shares and a Subordinate Note Receipt comprising a Stapled Unit (a reference in this summary to a Stapled Unit is a reference to such Common Share, Preferred Shares or the interest in a Series A Subordinate Note represented by the Subordinate Note Receipt comprising the Stapled Unit) received on the conversion of Debentures, as capital property, is not affiliated with the Company, and deals with the Company at arm’s length (a “Holder”). A Right, Debenture or Stapled Unit will generally be capital property to a Holder unless it is held in the course of carrying on a business of trading in or dealing in securities, or it has been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain Holders who are residents of Canada and whose Debentures or Stapled Units do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Debentures or Stapled Units and every “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. In the case of a non-resident Holder, the comments in this summary are further restricted to a Holder who is not, has not been and is not deemed to be resident in Canada for purposes of the Tax Act or any applicable income tax convention to which Canada is a signatory, who does not hold or use and is not deemed to hold or use the Right, Debenture or Stapled Unit in connection with the carrying on of a business in Canada and is not otherwise required by or for the purposes of the laws of Canada to include an amount in respect of the Right, Debenture or Stapled Unit in computing income from carrying on a business in Canada and who is not a non-resident insurer for purposes of the Tax Act.

This summary is not applicable to: (a) a Holder that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (b) a Holder an interest in which would be a “tax shelter investment” as defined in the Tax Act; (c) a Holder that is a “specified financial institution” as defined in the Tax Act or (d) a Holder which has made an election under the Tax Act to determine its Canadian tax results in a foreign currency. Any such Holder to which this summary does not apply should consult its own tax advisor with respect to the tax consequences of the Offering.

This summary is based on the current provisions of the Tax Act and the Regulations, all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) (“Tax Proposals”) before the date of this prospectus, and the current published administrative practices of the CRA. No assurance can be made that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

Holders of Rights who are not resident in Canada should be aware that the acquisition and disposition of any of the Offered Securities may have tax consequences in the jurisdiction in which they reside which are not described in this prospectus. Such holders should consult their own tax advisors about the specific tax consequences of acquiring, holding and disposing of the Offered Securities.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of a Right, Debenture or Stapled Unit. Accordingly, a holder of a Right, Debenture or Stapled Unit should consult its own tax advisors about the specific tax consequences to such holder of acquiring, holding and disposing of a Right, Debenture or Stapled Unit.

Rights

Distribution of Rights

Resident Holders

A resident Holder who receives a Right pursuant to this Offering will be required to include the fair market value of such Right at the time of receipt in computing the resident Holder’s income for purposes of the Tax Act. The cost of the Right received for purposes of the Tax Act will equal such amount included in the resident Holder’s income.

Non-Resident Holders

A non-resident Holder who receives a Right will be deemed to have received a dividend from the Company in an amount equal to the fair market value of the Right at the time of receipt. The non-resident Holder will be subject to Canadian withholding tax on such deemed dividend as described below under “— Stapled Units — Dividends on Common Shares and Preferred Shares — Non-Resident Holders” and no other tax will be payable under the Tax Act by a non-resident Holder in respect of the receipt of Rights. The cost of the Right received for purposes of the Tax Act will be equal to the amount of such deemed dividend.

A portion of the Rights otherwise to be delivered to a non-resident Holder may be sold by the Company in order to fund the applicable tax required to be withheld.

Disposition of Rights

Resident Holders

A resident Holder who disposes of or is deemed to dispose of a Right (otherwise than by exercise of the Right) will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Right to the resident Holder. The cost of a Right acquired by a resident Holder will be averaged with the adjusted cost base of all other Rights held by that resident Holder as capital property for the purposes of determining the adjusted cost base to that resident Holder of each Right so held.

Non-Resident Holders

A non-resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of a Right unless the Right constitutes “taxable Canadian property” of the non-resident Holder and the non-resident Holder is not entitled to relief under an applicable tax treaty or convention. So long as the Stapled Units are listed on a designated stock exchange (which includes the TSX), a Right generally will not constitute taxable Canadian property of a non-resident Holder unless, at any time during the 60-month period immediately preceding the disposition of the Right, the non-resident Holder, persons with whom the non-resident Holder does not deal at arm’s length or the non-resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company which would include Common Shares and Preferred Shares of the Company comprising part of a Stapled Unit.

Exercise of Rights

Resident Holders

The exercise of a Right will not be a disposition for purposes of the Tax Act, with the result that no gain or loss will be realized by a resident Holder upon the exercise of a Right. The adjusted cost base, if any, of the Right so exercised will be added in computing the cost of the Debenture acquired upon the exercise of the Right.

Non-Resident Holders

The exercise of a Right will not be a disposition for purposes of the Tax Act, with the result that no gain or loss will be realized by a non-resident Holder upon the exercise of a Right. The adjusted cost base, if any, of the Right so exercised will be added in computing the cost of the Debenture acquired upon the exercise of the Right.

Expiry of Rights

Resident Holders

The expiry of an unexercised Right will result in a capital loss to a resident Holder equal to the adjusted cost base, if any, of the Right immediately before its expiry. Any such capital loss will be subject to the treatment described below under “— Taxation of Capital Gains and Capital Losses”.

Non-Resident Holders

The expiry of an unexercised Right will result in a capital loss to a non-resident Holder equal to the adjusted cost base, if any, of the Right immediately before its expiry. If the Right constituted “taxable Canadian property”, any such capital loss will be subject to the treatment described below under “— Taxation of Capital Gains and Capital Losses”.

Debentures

Interest on Debentures

Resident Holders

A resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary must include in computing income for a taxation year any interest, (i) that accrues to the resident Holder on a Debenture to the end of the resident Holder’s taxation year, or (ii) that is receivable or received by the resident Holder before the end of that taxation year, except to the extent that such interest was included in computing the resident Holder’s income for a preceding taxation year.

Any other resident Holder, including an individual, must include, in computing income for each taxation year, (a) the amount of interest received or receivable in the year (depending on the method regularly followed by the resident Holder in computing income) on the Debenture by the resident Holder in that taxation year except to the extent that such interest was included in computing the resident Holder’s income for a preceding taxation year and (b) any interest accrued on the Debenture up to the end of any “anniversary day” (as that term is defined in the Tax Act) in that year except to the extent such accrued interest has otherwise been included in the resident Holder’s income in the taxation year or a preceding taxation year.

Any amount paid by the Company as a penalty or bonus because of a repayment before the Maturity Date of all or part of the principal amount of the Debenture (including any such amounts paid on a Change of Control or on a redemption) will be deemed to be received by the resident Holder as interest on the Debenture and will be required to be included in the resident Holder’s income, to the extent such amount can reasonably be considered to relate to, and does not exceed the value at the time of payment of, interest that would otherwise have been payable on the Debenture for periods ending after the payment of such amount.

A resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its aggregate investment income, which includes an amount in respect of interest.

Non-resident Holders

Although not free from doubt, interest paid under the terms of a Debenture should be considered participating debt interest for purposes of the Tax Act. Consequently, Canadian withholding tax at a rate of 25% (subject to reduction under the provisions of any applicable tax treaty or convention) will be payable on interest paid or credited, or deemed to be paid or credited (including any premium on redemption and accrued interest on sales or transfers as described below), to a non-resident Holder. The rate of withholding tax applicable to interest paid on a Debenture to a non-resident Holder that is a resident of the United States for the purposes of the Canada-United States Income Tax Convention (the “U.S. Convention”) who beneficially holds the Debenture will generally be reduced to 15%, provided that the non-resident Holder qualifies for the benefits of the U.S. Convention. A non-resident Holder who is resident in the United States should consult its tax advisors in this regard. The rate of withholding tax on interest is also reduced under certain other income tax conventions to which Canada is a signatory.

A transfer or sale of a Debenture by a non-resident Holder where there is accrued or unpaid interest will, in certain circumstances, be treated as the receipt of such accrued or unpaid interest by the non-resident Holder and will also be subject to Canadian withholding tax, as described above.

Interest may be deemed to be received by a non-resident Holder on the sale or transfer of a Debenture as described below under “— Disposition of Debentures — Non-resident Holders” (except for accrued or unpaid interest as described above) and may be subject to Canadian withholding tax. A non-resident Holder that is a seller or transferor of a Debenture should consult its own tax advisors in this regard.

Disposition of Debentures

Resident Holders

On an assignment or other transfer of a Debenture (otherwise than on the conversion thereof into Stapled Units, see “— Debentures — Exercise of Conversion Privilege — Resident Holders”), a resident Holder will generally also be required to include in income the amount of interest accrued or receivable on the Debenture to the date of such assignment or other transfer to the extent that such amount has not otherwise been included in the resident Holder’s income for the taxation year or a previous taxation year. Any such amount included in the income of a resident Holder will be excluded from the resident Holder’s proceeds of disposition of the Debenture. In general, on a disposition or deemed disposition of a Debenture (including a payment on maturity, a redemption or purchase for cancellation of Debentures, but otherwise than on the conversion thereof into Stapled Units), the resident Holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amounts in respect of interest that are included in computing income for a taxation year), exceed (or are less than) the aggregate of the resident Holder’s adjusted cost base of the Debenture and any reasonable costs of disposition. See “ — Taxation of Capital Gains and Capital Losses” for the tax treatment of capital gains and capital losses.

Non-Resident Holders

A non-resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of a Debenture (otherwise than on the conversion thereof into Stapled Units, see “— Debentures — Exercise of Conversion Privilege — Non-Resident Holders”) unless the Debenture constitutes “taxable Canadian property” of the non-resident Holder and the non-resident Holder is not entitled to relief under an applicable tax treaty or convention. A Debenture generally will not constitute taxable Canadian property of a non-resident Holder unless, at any time during the 60-month period immediately preceding the disposition of the Debenture, the non-resident Holder, persons with whom the non-resident Holder does not deal at arm’s length or the non-resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, which includes Common Shares and Preferred Shares comprising part of a Stapled Unit.

Under certain circumstances, a portion of the amount received on the assignment or other transfer (including on redemption or repayment) by a non-resident holder of a debt obligation issued by a person resident in Canada may be deemed to be interest received by the non-resident holder of the debt obligation for the purposes of the Tax Act. A non-resident Holder should consult its tax advisors in respect of the assignment or transfer of a Debenture in this regard.

Exercise of Conversion Privilege

Resident Holders

The conversion of a Debenture into Stapled Units by a resident Holder on the exercise of the conversion privilege, as described under “Description of Debentures — Conversion Privilege”, will be deemed by the Tax Act to be a disposition of the Debenture and, accordingly, such resident Holder will generally be considered to have realized a gain or loss on such conversion to the extent that the proceeds of disposition exceed the adjusted cost base to the resident Holder of the converted Debenture. Provided that the Company makes an election under section 85 of the Tax Act as described under “Description of Debentures — Conversion Privilege”, the proceeds of disposition will be equal to the fair market value of the Stapled Units at the time of conversion and cash received on conversion of the Debenture less the amount of any accrued or unpaid interest at the time of conversion. Such accrued or unpaid interest will be deemed to be paid to the resident Holder at the time of conversion and must be included in income of the resident Holder except to the extent that such accrued or unpaid interest has otherwise been included in the resident Holder’s income in the taxation year or a preceding taxation year. The cost to the resident Holder of the Stapled Units acquired on such conversion will be equal to the fair market value of the Stapled Units at the time of conversion. The resident Holder’s adjusted cost base of Stapled Units so acquired will be determined by averaging the cost of such Stapled Units with the adjusted cost base to the resident Holder of all Stapled Units owned by the resident Holder immediately prior to such acquisition.

Non-Resident Holders

The conversion of a Debenture into Stapled Units by a non-resident Holder on the exercise of the conversion privilege, as described under “Description of Debentures — Conversion Privilege”, including the filing of an election under section 85 of the Tax Act, will be deemed by the Tax Act to be a disposition of the Debenture. However, a non-resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Debentures unless the property disposed of constitutes “taxable Canadian property” of the non-resident Holder and the non-resident Holder is not entitled to relief under an applicable tax treaty or convention. So long as the Stapled Units are listed on a designated stock exchange (which includes the TSX), the Debenture generally will not constitute taxable Canadian property of a non-resident Holder unless, at any time during the 60-month period immediately preceding the disposition of the Debenture, the non-resident Holder, persons with whom the non-resident Holder does not deal at arm’s length or the non-resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, which includes Common Shares and Preferred Shares comprising part of a Stapled Unit.

Any accrued or unpaid interest on a Debenture will be deemed to be paid to the non-resident Holder at the time of conversion and subject to the treatment described above under “— Debentures — Interest on Debentures — Non-Resident Holders”.

Under certain circumstances, a portion of the amount received on the conversion of a debt obligation by a non-resident Holder (except for accrued and unpaid interest as discussed above) may be deemed to be interest received by the non-resident Holder of the debt obligation for purposes of the Tax Act. A non-resident holder should consult its tax advisors in this regard.

Stapled Units

Allocation of Purchase Price

In acquiring Stapled Units on conversion of a Debenture, Holders will be acquiring ownership of the Common Shares, Preferred Shares and Series A Subordinate Notes represented by such Stapled Units. The Company has advised counsel that on a conversion the Company expects that the fair market value of the Stapled Unit and any cash received on the conversion of a Debenture will be equal to the fair market value of the Debenture at the time of conversion. The Company intends to elect an agreed amount equal to the fair market value of the Debentures in respect of the election pursuant to section 85 of the Tax Act to be filed on the conversion (see “— Description of Debentures —Conversion Privilege”). The Common Shares, Preferred Shares and Series A Subordinate Notes comprising a Stapled Unit are separate properties and accordingly, the Tax Act requires an allocation of the agreed amount pursuant to section 85 of the Tax Act between the Common Shares, Preferred Shares and Series A Subordinate Notes in order to determine their respective costs for purposes of the Tax Act. The agreed amount will be allocated first to the cash received and to the Series A Subordinate Notes to a maximum of the fair market value of the Series A Subordinate Notes, and then to the Preferred Shares to a maximum of the fair market value of the Preferred Shares. Any portion of the agreed amount remaining will be allocated to the Common Shares.

Dividends on Common Shares and Preferred Shares

Resident Holders

Dividends on Common Shares or Preferred Shares, and amounts deemed under the Tax Act to be dividends, received by a resident Holder that is an individual will be included in income and will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. The Company has advised counsel that the Company anticipates dividends paid by the Company will be eligible dividends subject to the enhanced dividend gross-up and credit. The gross-up and dividend tax credit rules do not apply to taxable dividends received by a trust in a year to the extent that such dividends are included in computing the income of a non-resident beneficiary under such trust. The amount of the dividend, but not the amount of the gross-up, may be subject to the alternative minimum tax. Dividends received on Common Shares or Preferred Shares by a Holder that is a corporation will be included in its income but normally will also be deductible in computing its taxable income. A private corporation or a subject corporation as defined in the Tax Act will generally be liable to pay a refundable tax under Part IV of the Tax Act at a rate of 33 1/3% on dividends received on the Common Shares or the Preferred Shares.

The Preferred Shares are “taxable preferred shares” for purposes of the Tax Act. The terms of the Preferred Shares require the Company to make the necessary elections under Part VI.1 of the Tax Act so that holders will not be subject to tax under Part IV.1 of the Tax Act on the amount of the dividends received on such shares.

Non-Resident Holders

Canadian withholding tax at a rate of 25% (subject to reduction under the provisions of any applicable tax treaty or convention) will be payable on dividends paid, or deemed under the Tax Act to be paid, on Common Shares or Preferred Shares to a non-resident Holder. The rate of withholding tax applicable to dividends paid on the Common Shares or the Preferred Shares to a resident of the United States who beneficially holds Common Shares or Preferred Shares will generally be reduced to 15% or, if the non-resident Holder is a corporation that owns at least 10% of the Common Shares, to 5%. However, not all persons who are resident in the United States will qualify for the benefits of the U.S. Convention. A non-resident Holder who is resident in the United States is advised to consult its tax advisor in this regard. The rate of withholding tax on dividends is also reduced under certain other bilateral tax treaties to which Canada is a signatory.

Interest on Series A Subordinate Notes

Resident Holders

A resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary must include, in computing income for any taxation year, the amount of interest (including an interest payment which is deferred under the terms of the Series A Subordinate Notes (“Deferred Interest”)) that accrued on a Series A Subordinate Note to the end of the taxation year or that became receivable or was received by it before the end of that taxation year, except to the extent that the interest was included in computing the resident Holder’s income for a preceding taxation year.

Any other resident Holder, including an individual, must include, in computing income for each taxation year, the amount of interest received or receivable on the Series A Subordinate Note by the resident Holder in that taxation year (depending upon the method regularly followed by the resident Holder in computing income), and will be required to include in income any interest that accrued to the resident Holder (including Deferred Interest) on a Series A Subordinate Note up to the end of any “anniversary day” (as defined in the Tax Act) in that year except to the extent that such interest was included in computing the resident Holder’s income for a preceding taxation year.

A Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on certain investment income, including interest on a Series A Subordinate Note.

Non-Resident Holders

Interest paid under the terms of the Series A Subordinate Notes as amended will be considered participating debt interest for purposes of the Tax Act. See “Recent Developments — Amendments to Stapled Units”. Consequently, Canadian withholding tax at a rate of 25% (subject to reduction under the provisions of any applicable tax treaty or convention) will be payable on interest paid or credited, or deemed to be paid or credited (including any premium on redemption and accrued interest on sales or transfers as described below), to a non-resident Holder. The rate of withholding tax applicable to interest paid on a Series A Subordinate Note to a non-resident Holder that is a resident of the United States for the purposes of the U.S. Convention who beneficially holds the Series A Subordinate Note will generally be reduced to 15%, provided that the non-resident Holder qualifies for the benefits of the U.S. Convention. A non-resident Holder who is resident in the United States should consult its tax advisors in this regard. The rate of withholding tax on interest is also reduced under certain other income tax conventions to which Canada is a signatory.

A transfer or sale of a Series A Subordinate Note by a non-resident Holder where there is accrued or unpaid interest will, in certain circumstances, be treated as the receipt of such accrued or unpaid interest by the non-resident Holder and will also be subject to Canadian withholding tax, as described above.

Interest may be deemed to be received by a non-resident Holder on the sale or transfer of a Series A Subordinate Note as described below under “— Dispositions of Common Shares, Preferred Shares or Series A Subordinate Note — Non-Residents of Canada” (except for accrued or unpaid interest as described above) and may be subject to Canadian withholding tax. A non-resident Holder that is a seller or transferor of a Series A Subordinate Note should consult its own tax advisors in this regard.

Dispositions of Common Shares, Preferred Shares or Series A Subordinate Notes

Resident Holders

Upon a disposition or deemed disposition (including a redemption or repayment on maturity) of Common Shares, Preferred Shares or Series A Subordinate Notes, a capital gain (or loss) will generally be realized by a resident Holder to the extent that the proceeds of disposition are greater (or less) than the aggregate of the adjusted cost base of the Common Shares, Preferred Shares or Series A Subordinate Notes to the resident Holder immediately before the disposition and any reasonable costs of disposition. Generally, the amount paid to a resident Holder on redemption of Preferred Shares will be a resident Holder’s proceeds of disposition. To the extent that the proceeds of disposition realized on a redemption of Preferred Shares exceed the paid-up capital for purposes of the Tax Act of the Preferred Shares redeemed, the resident Holder will be deemed to receive a dividend which will be subject to the tax treatment described under “— Stapled Units — Dividends on Common Shares and Preferred Shares — Non-Resident Holders” and the proceeds of disposition will be reduced by the amount of the deemed dividend. In certain circumstances such dividends deemed to be received on redemption of the Preferred Shares by a resident Holder that is a corporation may be deemed to be additional proceeds of disposition of the Preferred Shares so redeemed and not be a deemed dividend. A resident Holder that is a corporation is advised to consult its tax advisors in this regard. Interest unpaid on a Series A Subordinate Note at the time of a disposition will be excluded from a resident Holder’s proceeds of disposition of the Series A Subordinate Note. Any such capital gain (or loss) will be subject to the treatment described below under “— Taxation of Capital Gains and Capital Losses”.

The adjusted cost base of a Common Share, Preferred Share or Series A Subordinate Note to a resident Holder will be determined in accordance with certain rules in the Tax Act by averaging the cost to the resident Holder of a Common Share, Preferred Share or Series A Subordinate Note (as the case may be) with the adjusted cost base of all other Common Shares, Preferred Shares or Series A Subordinate Notes held by the resident Holder and by making certain other adjustments required under the Tax Act. The resident Holder’s cost for purposes of the Tax Act of Common Shares, Preferred Shares or Series A Subordinate Notes will include all amounts paid or payable by the resident for the Common

Shares, Preferred Shares or Series A Subordinate Notes (as the case may be), subject to certain adjustments under the Tax Act.

A resident Holder receiving or paying an amount pursuant to the Note Deposit Agreement should see “— Amounts Paid or Received Pursuant to the Note Deposit Agreement”.

On a disposition or deemed disposition of a Series A Subordinate Note, including a redemption by the Company or a repayment on maturity, a resident Holder will generally be required to include in computing income in the year of disposition an amount equal to the interest that accrued or was receivable on the Series A Subordinate Note, to the extent that such amount was not otherwise included in the resident Holder’s income for the year or a preceding taxation year.

A Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on certain investment income, including an amount in respect of a taxable capital gain arising from the disposition of a Common Share, Preferred Share or Series A Subordinate Note.

Non-Resident Holders

Upon a disposition or deemed disposition (including a redemption or repayment on maturity) of a Common Share, Preferred Share or Series A Subordinate Note, a capital gain (or loss) will generally be realized by a non-resident Holder to the extent that the proceeds of disposition are greater (or less) than the aggregate of the adjusted cost base of the Common Shares, Preferred Shares or Series A Subordinate Notes, respectively, to the non-resident Holder thereof immediately before the disposition and any reasonable costs of disposition. To the extent that the proceeds of disposition on a redemption of a Preferred Share exceed the paid-up capital for purposes of the Tax Act of the Preferred Share, the non-resident Holder will be deemed to receive a dividend which will be subject to the treatment described under “— Stapled Units — Dividends on Common Shares and Preferred Shares — Non-Resident Holders”.

The adjusted cost base of a Common Share, Preferred Share or Series A Subordinate Note to a non-resident Holder will be determined in accordance with certain rules in the Tax Act by averaging the cost to the non-resident Holder of a Common Share, Preferred Share or Series A Subordinate Note (as the case may be) with the adjusted cost base of all other Common Shares, Preferred Shares or Series A Subordinate Notes held by the non-resident Holder and by making certain other adjustments required under the Tax Act. The non-resident Holder’s cost for purposes of the Tax Act of Common Shares, Preferred Shares or Series A Subordinate Notes will include all amounts paid or payable by the non-resident Holder for the Common Shares, Preferred Shares or Series A Subordinate Notes, subject to certain adjustments under the Tax Act.

Generally, a capital gain realized by a non-resident Holder on the disposition of a Series A Subordinate Note will not be subject to Canadian tax.

Under certain circumstances a portion of the amount received on the assignment or transfer (including on redemption or repayment) by a non-resident Holder of a debt obligation issued by a person resident in Canada may be deemed to be interest received by the non-resident holder of the debt obligation for the purposes of the Tax Act. A non-resident Holder should consult its tax advisors in respect of the assignment or transfer of a Series A Subordinate Note in this regard.

A non-resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Common shares or Preferred Shares unless the property disposed of constitutes “taxable Canadian property” of the non-resident Holder and the non-resident Holder is not entitled to relief under an applicable tax treaty or convention. Common Shares and Preferred Shares will not be taxable Canadian property to a non-resident Holder unless the non-resident Holder and/or persons with whom the non-resident Holder did not deal at arm’s length, at any time within the 60 month period before the disposition, owned 25% or more of the issued shares of any class or series of shares of the Company which includes Common Shares and Preferred Shares comprising part of a Stapled Unit. Interests in corporations, partnerships or trusts that are non-resident Holders of Common Shares or Preferred Shares may constitute taxable Canadian property if more than 50% of the fair market value of all of the non-resident Holder’s property is, or was in the five-year period preceding a disposition of such interests, taxable Canadian property. However, a disposition of an interest in a U.S. domestic corporation by a resident of the United States may be exempt from Canadian taxation under the U.S. Convention. Non-resident Holders are urged to consult with their tax advisors with respect to the application of these rules.

Amounts Paid or Received Pursuant to the Note Deposit Agreement

Resident Holders

Pursuant to the terms of the Note Deposit Agreement, a resident Holder may be entitled to receive (or may be required to pay) an amount from (or to) other holders of different series of Subordinate Notes at the time of maturity or redemption of the Series A Subordinate Notes. Although this issue is not free from doubt, any amount a resident Holder receives pursuant to the Note Deposit Agreement in the taxation year in which the Series A Subordinate Note is redeemed or is repaid on maturity will be treated either as a capital gain or as additional proceeds of disposition of the Series A Subordinate Note and any amount the resident Holder pays pursuant to the Note Deposit Agreement in the taxation year in which the Series A Subordinate Note is redeemed or is repaid on maturity will be deductible as a capital loss in computing a resident Holder’s income or will be included in computing the adjusted cost base of, or will be a cost of disposition of, the Series A Subordinate Note. See “— Dispositions of Common Shares, Preferred Shares or Series A Subordinate Notes”.

Non-Resident Holders

A non-resident Holder will not be subject to tax under the Tax Act on any payment received in the taxation year pursuant to the Note Deposit Agreement except to the extent any payment is, or is deemed to be under the Tax Act, interest paid to the non-resident Holder.

Taxation of Capital Gains and Capital Losses

One-half of a capital gain (a taxable capital gain) must be included in a Holder’s income. One-half of a capital loss will generally be deductible to a Holder as an allowable capital loss against taxable capital gains realized in that year or in any of the three preceding taxation years or in any subsequent year (but not against other income) to the extent and under the circumstances described in the Tax Act. If the Holder is a corporation, any such capital loss realized on the sale of shares may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on such shares. Analogous rules apply to a partnership or certain trusts of which a corporation is a member or beneficiary. Taxable capital gains realized by a Holder who is an individual may give rise to alternative minimum tax depending on the Holder’s circumstances.

A Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on any taxable capital gains.

Eligibility for Investment

Provided that the Rights and Stapled Units are listed on a designated stock exchange as defined in the Tax Act (which includes the TSX), a Right, Debenture or Stapled Unit will be a qualified investment under the Tax Act and the Regulations for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and deferred profit sharing plans (other than deferred profit sharing plans to which payments are made by the Company or an employer with which the Company does not deal at arm’s length) and for arrangements that are tax-free savings accounts, all within the meaning of the Tax Act provided that, in the case of the Rights, the Company is not a connected person as defined in the Tax Act to the relevant plan or account.

LEGAL MATTERS

Certain legal matters relating to the Offering and to the Rights to be distributed pursuant to this prospectus will be passed upon on behalf of the Company by McCarthy Tétrault LLP, as corporate counsel to the Company, and Blake, Cassels & Graydon LLP, as tax counsel to the Company, and on behalf of the Dealer Managers by Borden Ladner Gervais LLP. As of the date of this prospectus, the partners and associates of each of McCarthy Tétrault LLP, Blake, Cassels & Graydon LLP and Borden Ladner Gervais LLP beneficially own, directly or indirectly, less than 1% of the outstanding Stapled Units of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP, Chartered Accountants, 900 — 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3. KPMG LLP has prepared the audit report attached to the audited consolidated financial statements for the year ended December 31, 2007.

The registrar and transfer agent for the Stapled Units and Subscription Agent for the Rights is Valiant Trust Company at its principal offices in Calgary, Alberta and Vancouver, British Columbia.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. You should refer to any applicable provisions of the securities legislation of your province for the particulars of these rights or consult with a legal advisor.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus forms a part: (a) the Investment Agreement; (b) the Company’s AIF; (c) the audited consolidated financial statements of the Company as at December 31, 2007 and 2006 and for each of the years in the two year period ended December 31, 2007, together with the notes thereto and the auditors’ report thereon; (d) the management’s discussion and analysis of the financial condition and results of operations for the Company for the financial year ended December 31, 2007; (e) the interim consolidated financial statements of the Company as at September 30, 2008 and for the three and nine month periods ended September 30, 2008, together with the notes thereto; (f) the management’s discussion and analysis of the financial condition and results of operations for the Company for the three and nine month periods ended September 30, 2008; (g) the information circular of the Company dated February 28, 2007 relating to the annual and special meeting of Unitholders held on April 27, 2007; (h) the information circular of the Company dated February 29, 2008 relating to the annual general meeting of Unitholders held on April 30, 2008; (i) the information circular of the Company dated November 21, 2008 relating to the special meeting of Unitholders held on December 19, 2008; (j) the consent of KPMG LLP; (k) the material change report of the Company dated December 15, 2008 relating to the Offering, the Concurrent Private Placement and the Credit Amendments; (l) the consent of Blake, Cassels & Graydon LLP; (m) powers of attorney; and (n) the Subordinate Note Indenture, as supplemented; and (o) the Dealer Manager Agreement.

AUDITORS’ CONSENT

We have read the short form prospectus of TimberWest Forest Corp. (the “Company”) dated December 23, 2008 relating to the issue and sale of Rights of the Company. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the balance sheets of the Company as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive income (loss) retained earnings and cash flows for the years ended December 31, 2007 and 2006. Our report is dated January 25, 2008, except for Note 4 which is as of February 6, 2008.

(signed) “KPMG LLP” Chartered Accountants

Vancouver, Canada
December 23, 2008

QUESTIONS MAY BE DIRECTED TO THE INFORMATION AGENT

AT NORTH AMERICAN TOLL-FREE

1-866-588-7129

PART II

INFORMATION NOT REQUIRED TO BE SENT TO UNITHOLDERS

EXHIBITS

Exhibit
Number	Description

1.1	Investment Agreement dated December 12, 2008 by and among the Registrant and the Standby Purchaser named therein.[1]
1.2	Dealer Manager Agreement dated December 23, 2008 by and among the Registrant and the Dealer Managers named therein.
2.1	The Registrant’s annual information form for the year ended December 31, 2007, dated March 5, 2008.[1]
2.2	The Registrant’s audited consolidated financial statements and the notes thereto, as at December 31, 2007 and 2006 and for each of the financial years in the two year period ended December 31, 2007, together with the notes thereto and the auditors report thereon together with the management’s discussion and analysis (“MD&A”) for such audited consolidated financial statements.[1]
2.3	The Registrant’s unaudited interim consolidated financial statements as at September 30, 2008 and for the three and nine month periods ended September 30, 2008 and 2007, together with the notes thereto together with the MD&A for such interim consolidated financial statements.[1]
2.4	The Registrant’s management information circular prepared in connection with the Registrant’s special meeting of Unitholders to be held on December 19, 2008, dated November 21, 2008.[1]
2.5	The Registrant’s management information circular prepared in connection with the Registrant’s annual general meeting of Unitholders held on April 30, 2008, dated February 29, 2008.[1]
2.6	The Registrant’s management information circular prepared in connection with the Registrant’s annual and special meeting of Unitholders held on April 27, 2007, dated February 28, 2007.[1]
2.7	The Registrant’s Material Change Report, dated December 15, 2008.
3.1	Consent of KPMG LLP.
3.2	Consent of Blake, Cassels & Graydon LLP.[1]
4.1	Powers of Attorney.[1]
5.1	Debenture Indenture.[2]
5.2	Subordinate Note Indenture, under which the Series A Subordinate Notes forming part of the Stapled Units were issued, dated September 30, 1998, as supplemented.[1]

[1]	Previously filed.

[2]	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada on December 24, 2008.

TIMBERWEST FOREST CORP.

By:	/s/ Paul J. McElligott
Paul J. McElligott
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on December 24, 2008.

	Signature	Title

	/s/ Paul J. McElligott	Paul J. McElligott President, Chief Executive Officer and Director (Principal Executive Officer)

	*	Beverlee F. Park Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

	*	William C. Brown Director

	*	V. Edward Daughney Director

	*	Robert J. Holmes Director

	*	Robert W. Murdoch Director

	*	Conrad Pinette Director

	*	Maria M. Pope Director

* By:	/s/ Paul J. McElligott

Paul J. McElligott
Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, the undersigned certifies that it is the duly authorized United States representative of the Registrant and has duly signed this Amendment No. 1 to the Registration Statement in the City of Vancouver, British Columbia, Canada on December 24, 2008.

Maria M. Pope
(Authorized Representative)

By:	/s/ Maria M. Pope
Name:     Maria M. Pope
Title:       Director

INDEX TO EXHIBITS

Exhibit
Number	Description

1.1	Investment Agreement dated December 12, 2008 by and among the Registrant and the Standby Purchaser named therein.[1]
1.2	Dealer Manager Agreement dated December 23, 2008 by and among the Registrant and the Dealer Managers named therein.
2.1	The Registrant’s annual information form for the year ended December 31, 2007, dated March 5, 2008.[1]
2.2	The Registrant’s audited consolidated financial statements and the notes thereto, as at December 31, 2007 and 2006 and for each of the financial years in the two year period ended December 31, 2007, together with the notes thereto and the auditors report thereon together with the management’s discussion and analysis (“MD&A”) for such audited consolidated financial statements.[1]
2.3	The Registrant’s unaudited interim consolidated financial statements as at September 30, 2008 and for the three and nine month periods ended September 30, 2008 and 2007, together with the notes thereto together with the MD&A for such interim consolidated financial statements.[1]
2.4	The Registrant’s management information circular prepared in connection with the Registrant’s special meeting of Unitholders to be held on December 19, 2008, dated November 21, 2008.[1]
2.5	The Registrant’s management information circular prepared in connection with the Registrant’s annual general meeting of Unitholders held on April 30, 2008, dated February 29, 2008.[1]
2.6	The Registrant’s management information circular prepared in connection with the Registrant’s annual and special meeting of Unitholders held on April 27, 2007, dated February 28, 2007.[1]
2.7	The Registrant’s Material Change Report, dated December 15, 2008.
3.1	Consent of KPMG LLP.
3.2	Consent of Blake, Cassels & Graydon LLP.[1]
4.1	Powers of Attorney.[1]
5.1	Debenture Indenture.[2]
5.2	Subordinate Note Indenture, under which the Series A Subordinate Notes forming part of the Stapled Units were issued, dated September 30, 1998, as supplemented.[1]

[1]	Previously filed.

[2]	To be filed by amendment.